Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel

Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tower Semiconductors Ltd. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 23, 2009

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data and per share data)

		As of December 31,
	Note	2008	2007

A S S E T S

CURRENT ASSETS
Cash and cash equivalents		$34,905	$44,536
Trade accounts receivable:	18
Related parties		2,379	12,823
Others		43,481	32,154
Other receivables	4	2,320	4,748
Inventories	5	38,729	27,806
Other current assets	20	7,657	1,580

Total current assets		129,471	123,647

LONG-TERM INVESTMENTS	6	29,499	15,093

PROPERTY AND EQUIPMENT, NET	7	449,697	502,287

INTANGIBLE ASSETS, NET	8	81,034	34,711

GOODWILL	3	7,000	--

OTHER ASSETS , NET	9	8,802	11,044

TOTAL ASSETS		$705,503	$686,782

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of convertible debentures	13	$8,330	$7,887
Short-term bank loan	10	7,000	--
Trade accounts payable		49,462	49,025
Deferred revenue and short-term customers' advances		6,634	1,915
Other current liabilities	11	35,202	18,109

Total current liabilities		106,628	76,936

LONG-TERM LOANS FROM BANKS (*)	10, 12, 14	222,989	379,314

DEBENTURES (**)	13, 14	208,512	117,460

LONG-TERM CUSTOMERS' ADVANCES	16A, 16D	11,138	27,983

OTHER LONG-TERM LIABILITIES	15	45,959	40,380

Total liabilities		595,226	642,073

SHAREHOLDERS' EQUITY	16A, 17	110,277	44,709

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$705,503	$686,782

(*) of which $202,989 and $365,563 are calculated based on its fair value as of December 31, 2008 and December 31, 2007, respectively.

(**) of which $16,825 and $28,484 are calculated based on its fair value as of December 31, 2008 and December 31, 2007, respectively.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share data and per share data)

		Year ended December 31,
	Note	2008	2007	2006

REVENUES	18	$251,659	$230,853	$187,438

COST OF REVENUES		298,683	284,771	267,520

GROSS LOSS		(47,024)	(53,918)	(80,082)

OPERATING COSTS AND EXPENSES

Research and development		14,969	13,790	15,048
Marketing, general and administrative		33,223	31,604	25,831
Write-off of in-process research and development	3	1,800	--	--
Merger related costs		520	--	--
Fixed assets impairment	7B	120,538	--	--

		171,050	45,394	40,879

OPERATING LOSS		(218,074)	(99,312)	(120,961)

FINANCING EXPENSE, NET	14, 19	(17,566)	(34,976)	(47,563)

GAIN ON DEBT RESTRUCTURING	12B	130,698	--	--

OTHER INCOME (EXPENSE), NET		(918)	92	597

LOSS BEFORE INCOME TAX EXPENSES		(105,860)	(134,196)	(167,927)

INCOME TAX PROVISION	20	(575)	--	--

LOSS FOR THE YEAR		$(106,435)	$(134,196)	$(167,927)

BASIC LOSS PER ORDINARY SHARE

Loss per share		$(0.79)	$(1.13)	$(2.03)

Weighted average number of ordinary
shares outstanding - in thousands		134,749	118,857	82,581

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands, except share data and per share data)

	Ordinary shares		Additional paid-in capital	Capital notes	Cumulative stock based compensation	Treasury stock	Accumulated Other comprehensive gain (loss)	Accumulated deficit	Comprehensive income (loss)	Total
	Shares	Amount

BALANCE - JANUARY 1, 2006	68,232,056	$16,548	$524,600	$--	$(26)	$(9,072)	$(1,554)	$(559,724)		$(29,228)

Issuance of shares and warrants	16,729,145	3,860	26,126							29,986
Conversion of convertible debentures to shares	16,734,316	3,696	15,634							19,330
Employee stock-based compensation					4,896					4,896
Exercise of options	7,250	2	9							11
Exercise of warrants	350,000	81	469							550
Stock-based compensation, note 17B(5)			4,146							4,146
Capital notes				176,401						176,401
Other comprehensive gain							1,351		1,351	1,351
Loss for the year								(167,927)	(167,927)	(167,927)

Comprehensive loss									(166,576)

BALANCE - DECEMBER 31, 2006	102,052,767	$24,187	$570,984	$176,401	$4,870	$(9,072)	$(203)	$(727,651)		$39,516

Issuance of shares and warrants	22,705,598	5,398	29,469							34,867
Conversion of convertible debentures to shares	591,520	142	674							816
Employee stock-based compensation					8,731					8,731
Exercise of options	176,231	44	183							227
Reclassification of bifurcated conversion
option to shareholders' equity			28,377							28,377
Stock-based compensation, note 17B(5)			1,331							1,331
Other comprehensive loss							(167)		(167)	(167)
Cumulative effect adjustment of the Facility
Agreement to retained earnings								65,207	65,207	65,207
Loss for the year								(134,196)	(134,196)	(134,196)

Comprehensive loss									(69,156)

BALANCE - DECEMBER 31, 2007	125,526,116	$29,771	$631,018	$176,401	$13,601	$(9,072)	$(370)	$(796,640)		$44,709

Issuance of shares and warrants	34,256,292	9,699	37,045							46,744
Conversion of convertible debentures to shares	1,543,226	459	1,692							2,151
Employee stock-based compensation					6,127					6,127
Exercise of options	5									--
Reclassification of bifurcated conversion
option to shareholders' equity			3,907							3,907
Capital notes				115,071						115,071
Other comprehensive loss							(1,997)		(1,997)	(1,997)
Loss for the year								(106,435)	(106,435)	(106,435)

Comprehensive loss									(108,432)

BALANCE - DECEMBER 31, 2008	161,325,639	$39,929	$673,662	$291,472	$19,728	$(9,072)	$(2,367)	$(903,075)		$110,277

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands, except share data and per share data)

	Year ended December 31,
	2008	2007	2006

CASH FLOWS - OPERATING ACTIVITIES

Loss for the year	$(106,435)	$(134,196)	$(167,927)
Adjustments to reconcile loss for the year
to net cash provided by (used in) operating activities:
Income and expense items not involving cash flows:
Gain on debt restructuring	(130,698)	--	--
Depreciation and amortization	138,808	154,343	171,743
Effect of indexation, translation and fair value measurement on debt	(6,937)	6,227	2,569
Fixed assets impairment	120,538
Write down of customer advance	--	(9,747)	--
Other expense (income), net	918	(92)	(597)
Write-off of in-process research and development	1,800	--	--
Changes in assets and liabilities:
Trade accounts receivable	15,666	(13,479)	(14,722)
Other receivables and other current assets	5,527	333	(2,662)
Inventories	(4,008)	459	(14,064)
Trade accounts payable	(5,119)	15,435	(4,733)
Deferred revenue and customers' advances	(12,864)	--	--
Other current liabilities	(7,224)	(1,363)	6,551
Other long-term liabilities	3,247	935	(3,285)

	13,219	18,855	(27,127)
Decrease in customers' advances, net	(658)	(2,172)	(2,306)

Net cash provided by (used in) operating activities	12,561	16,683	(29,433)

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(87,224)	(107,485)	(161,187)
Investment grants received	--	1,654	5,219
Proceeds related to sale and disposal of property and equipment	--	108	600
Acquisition of subsidiary consolidated for the first time (a)	2,616	--	--
Investments in other assets and intangible assets	(78)	(500)	(4,000)
Decrease in designated cash and short-term
interest-bearing deposits	--	--	31,661
Decrease (increase) in short-term interest-bearing deposits	--	1,230	(1,230)
Long-term investments	--	(950)	--

Net cash used in investing activities	(84,686)	(105,943)	(128,937)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds from long-term loans	52,000	28,000	18,295
Proceeds on account of capital notes	20,000	--	100,000
Proceeds from issuance of debentures and warrants, net	1,440	50,690	58,766
Proceeds from issuance of ordinary shares and warrants, net	--	26,534	20,673
Proceeds from exercise of warrants	--	--	550
Repayment of debenture	(8,179)	(7,088)	(6,476)
Proceeds from exercise of share options	--	227	9
Fees related to amendment of line of credit	(926)	(1,047)	(1,074)
Debt repayment	(2,000)	(3,230)	--

Net cash provided by financing activities	62,335	94,086	190,743

Effect of foreign exchange rate change	159	--	--

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,631)	4,826	32,373
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	44,536	39,710	7,337

CASH AND CASH EQUIVALENTS - END OF YEAR	$34,905	$44,536	$39,710

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands, except share data and per share data)

	Year ended December 31,
	2008	2007	2006

NON-CASH ACTIVITIES

Investments in property and equipment	$11,667	$17,982	$42,575

Stock-based compensation	$--	$1,331	$4,146

Investments in other assets	$--	$--	$433

Conversion of long-term customers' advances to share capital	$--	$6,414	$7,621

Conversion of long term debt and convertible debentures to capital notes	$95,071	$--	$76,401

Conversion of convertible debentures to share capital	$2,151	$816	$19,330

Cumulative effect adjustment of the Facility Agreement to retained earnings	$--	$65,207	$--

Reclassification of bifurcated conversion option to shareholders' equity	$3,907	$28,377	$--

Issuance of shares and warrants relating the merger with Jazz	$46,744	$--	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$18,520	$28,831	$35,008

Cash paid during the year for income taxes	$7	$55	$134

(a) ACQUISITION OF SUBSIDIARY CONSOLIDATED FOR
THE FIRST TIME, SEE ALSO NOTE 3 :

Assets and liabilities of the subsidiary as of September 19, 2008 :

Working capital (excluding cash and cash equivalents)	$(1,086)
Fixed assets	95,244
Long-term investments	17,100
Intangible assets	59,500
Other assets	66
Convertible debenture	(108,600)
Long-term liabilities	(22,640)
Goodwill	7,000

	46,584

Less:
Issuance of share capital and warrants	46,744
Accrued merger related costs	2,456

	49,200

	$2,616

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

Tower Semiconductor Ltd. (“the Company”), incorporated in Israel, commenced operations in 1993. The Company is an independent specialty wafer foundry that delivers customized solutions in a variety of advanced complementary metal oxide semiconductor (CMOS) technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors and power management devices. The Company manufactures integrated circuits in geometries ranging between 1.0 and 0.35 microns at its 150-millimeter fabrication facility (“Fab 1”), and in geometries ranging between 0.18 and 0.13 microns at its 200-millimeter fabrication facility (“Fab 2”). As a foundry, the Company manufactures wafers using its advanced technological capabilities and the proprietary integrated circuit designs of its customers.

The Company’s ordinary shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

In September 2008, the Company completed its merger with Jazz Technologies in a stock for stock transaction. Jazz Technologies is the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, both Jazz Technologies and Jazz Semiconductor became wholly owned subsidiaries of the Company (Jazz Technologies and Jazz Semiconductor shall collectively be referred to as “Jazz”). Jazz’s process technologies include Analog-Intensive Mixed-Signal (AIMS) process technologies, Analog CMOS, RFCMOS, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. Its customers’analog and mixed-signal semiconductor devices are used in cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems.

The Company’s consolidated financial statements include Jazz results for the period between September 19, 2008 and December 31, 2008 and Jazz balance sheet as of December 31, 2008. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. For additional data regarding the merger, see also Note 3.

The industry in which the Company and Jazz operate is characterized by wide fluctuations in supply and demand. Such industry is also characterized by the complexity and sensitivity of the manufacturing process, high levels of fixed costs, and the need for constant advancements in production technology. During the past several years, the Company has experienced significant recurring losses, negative net cash flows and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties. Since the second half of 2005, the Company has increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and to improve its market positioning, increased its sales activities, improved its quarterly and yearly EBITDA and cash flow from operations, increased its installed capacity level, raised funds and restructured its debt. See details in Notes 12B, 16A(3) and 17 F-J.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL (Cont.)

In September 2008, the Company signed and closed definitive agreements with the two leading Israeli banks, Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.,(“Banks”) and the Israel Corporation (“TIC”) for the conversion of approximately $250,000 of the Company’s debt into equity and for TIC’s additional equity investments in the Company in the amount of up to $40,000. For details see Note 12B.

The current worldwide economic downturn, the prevailing adverse market conditions in the semiconductor industry including global decreased demand, downward price pressure, excess inventory, unutilized capacity and the lack of availability of funding sources may adversely affect the future financial results and position of the Company, including its ability to continue to support its ongoing operations and growth plans. The Company is working to mitigate the potential effect of this downturn through several measures, which it believes could result in sufficient timely funding to allow it to continue its operations, including completing the execution of the previously announced cost reduction plan, which is targeted at saving approximately $60,000 on an annual run-rate, and exploring alternative sources of funding (such as a possible sale and lease-back of a portion of its real estate assets, sale of other assets and/or intellectual property, licensing, receipt of all or part of pending grants from the Israeli Investment Center and other alternatives for fund raising). There is no assurance that the Company will be able to obtain sufficient funding from these or other sources to allow it to maintain its ongoing activities and operations. See also Notes 12B, 16A(3), 16A(6) and 17 F-J.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, which include its marketing and sales subsidiary in the United States and Jazz, a leading independent wafer foundry focused on Analog-Intensive Mixed –Signal (AIMS) process technologies based in Newport Beach, California (see also Note 3). The Company’s consolidated financial statements include Jazz results for the period between September 19, 2008 and December 31, 2008 and Jazz balance sheet as of December 31, 2008. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Presentation of Assets and Liabilities Resulting from the Merger with Jazz

Assets and liabilities resulting from the merger with Jazz are presented based on estimated fair values as of the date of the merger, see Note 3. The fair values of Jazz’s assets and liabilities are based on a preliminary valuation performed by the Company in accordance with SFAS No. 141, “Business Combinations” (“SFAS No. 141”). Final valuation of Jazz’s assets and liabilities may vary significantly.

D.	Cash and Cash Equivalents

Cash and cash equivalents consist of banks deposits and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

E.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed mainly on the specific identification basis for accounts whose collectability, in the Company’s estimation, is uncertain.

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials and supplies mainly on the basis of the weighted moving average cost per unit. Cost is determined for work in process and finished goods on the basis of actual production costs.

G.	Property and Equipment

(1)	Property and equipment are presented at cost, including financing expenses and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with the funding, acquiring, constructing, establishing and installing property and equipment (whether performed by others or internally), and costs directly related to preproduction test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and payroll-related costs of employees who devote time and are dedicated to the acquiring, constructing, establishing and installing of property and equipment. Allocation, when appropriate, of capitalizable incremental direct costs is based on the Company’s estimates and methodologies including time sheet inputs.

Cost is presented net of investment grants received or receivable, and less accumulated depreciation and amortization. The accrual for grants receivable was determined based on qualified investments made during any reporting period, provided that the primary criteria for entitlement had been met.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property and Equipment (Cont.)

(1)	(Cont.)

During 2007, the Company reassessed the estimated useful lives of its machinery and equipment and as a result, machinery and equipment are depreciated over estimated useful lives of 7 years commencing the second quarter of 2007 (as opposed to 5 years prior to such period). The change was based on the Company’s best estimate of the useful lives of its equipment, its experience accumulated from Fab 1 and recent trends in industry practices. The Company believes that the change better reflects the economics associated with the ownership of the equipment. This change has been accounted for as a change in estimate and was applied prospectively.

For the effect of this change, see Note 7A.

Property and equipment resulting from the merger with Jazz were recorded at estimated fair value as of the date of the merger and are depreciated as described below (See Note 3).

Depreciation is calculated based on the straight-line method over the estimated economic lives commonly used in the industry of the assets or terms of the related leases, as follows:

Buildings and building improvements (including facility infrastructure)	10-25 years
Machinery and equipment	3-7 years

(2)	Impairment examinations and recognition are performed and determined based on the accounting policy outlined in S below.

H.	Intangible Assets

Technology

The cost of Fab 2 technologies includes the technology process cost and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab2 technologies are amortized over the expected estimated economic life of the technologies commonly used in the industry. Amortization phases commence on the dates on which each of the Fab2 manufacturing lines is ready for its intended use. Fab2 technologies are presented net of accumulated amortization as of December 31, 2008 and 2007 in the amounts of $73,948 and $63,911, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Intangible Assets (Cont.)

Technology (Cont.)

Impairment examinations and recognition are performed and determined based on the accounting policy outlined in S below.

Intangible assets and goodwill resulting from the merger with Jazz were recorded at estimated fair value as of the date of the merger, see Note 3.

I.	Other Assets

Prepaid Long-Term Land Lease

Prepaid lease payments to the Israel Land Administration (“ILA”) as detailed in Notes 16A(7) and 16C are amortized over the lease period.

J.	Convertible Debentures

Under Accounting Principles Board Opinion No. 14 (“APB 14”), the proceeds from the sale of the securities are allocated to each security issued based on their relative fair value. SFAS 133 generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria are (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of SFAS 133. In determining whether embedded derivative should be bifurcated the Company considers all other scope exceptions provided by SFAS No. 133. One scope exception particularly relevant to convertibles provides that if the embedded conversion feature is both indexed to and classified in the Company’s equity based on the criteria established in EITF 00-19 and other EITF’s, bifurcation is not required.

Convertible debentures resulting from the merger with Jazz are based on its estimated fair value as of the date of the merger, see Note 3.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Convertible Debentures (Cont.)

Stock-Based Instruments in Financing Transactions

The Company calculates the fair value of stock-based instruments included in the units issued in its financing transactions. That fair value is recognized in equity, if determined to be eligible for equity classification. The amount allocated to such instruments, in connection with the issuance of debt not accounted at fair value is considered a discount on the debt issued and results in an adjustment to the yield on the debt issued.

K.	Income Taxes

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

Deferred tax assets are recognized if it is probable that such assets would be realized, for temporary differences, which will result in deductible amounts in future years and for carryforwards. An allowance against such deferred tax assets is recognized if it is probable that some portion or all of the deferred tax assets will not be realized. Due to the material loss carryforward amount of the Company as of December 31, 2008 and uncertainties with regard to its utilization in the future, no deferred taxes were recorded in the Company’s results of operations, however deferred tax assets were recorded in Jazz, see Note 20C.

The future utilization of Jazz’s net operating loss carry forwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future, see Note 20E.

The Company and its subsidiaries account for unrecognized tax benefits in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”) and recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

L.	Revenue Recognition

The Company and Jazz’s net revenues are generated principally from sales of semiconductor wafers. The Company and Jazz derives the remaining balance of its net revenues from the resale of photomasks and other engineering services. The majority of the Company and Jazz’s sales are achieved through the efforts of its direct sales force.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Revenue Recognition (Cont.)

In accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” (“SAB No. 101”), and SAB No. 104, “Revenue Recognition” (“SAB No. 104”), the Company and Jazz recognize revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment and customer on-site testing. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance, and that product performance can reasonably be expected to conform to the specified acceptance provisions.

Revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Advances received from customers towards future engineering services, product purchases and in some cases capacity reservation are deferred until products are shipped to the customer, services are rendered or the capacity reservation period ends.

The Company and Jazz provides for sales returns and allowances relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on historical experience and specific identification of events necessitating an allowance.

M.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

N.	Loss Per Ordinary Share

Basic earnings per share is calculated, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”), by dividing profit or loss attributable to ordinary equity holders of the Company (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated by adjusting profit or loss attributable to ordinary equity holders of the Company, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Comprehensive Income (Loss)

In accordance with SFAS 130, comprehensive income (loss) represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that are included in comprehensive income but excluded from net income.

P.	Functional Currency and Transaction Gains and Losses

The currency of the primary economic environment in which the Company and its subsidiaries conduct their operations is the U.S. dollar (“dollar”). Accordingly, the dollar is the functional and reporting currency. Financing expenses, net in 2008 include net foreign currency transaction gains of $2,401 and financing expenses, net in 2007 and 2006 include net foreign currency transaction losses of $3,526 and $3,659, respectively.

Q.	Jazz’s Pension Plans

Jazz’s liabilities relating its retirement plan for hourly employees and postretirement health and life benefits plans are stated at their fair values.

Jazz adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)", (“SFAS No. 158”) which requires to recognize the funded status of the defined benefit and other postretirement benefit plans in the balance sheet, with changes in the funded status recognized through comprehensive income, net of tax, in the year in which they occur. SFAS No. 158 requires the amounts recognized in financial statements be determined on an actuarial basis. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, medical trend rates and discount rates. A change in these assumptions could cause actual results to differ from those reported.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Stock-Based Compensation

In January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123(R)), under which employee share-based equity awards accounted for under the fair value method. Accordingly, stock-based compensation to employees and directors is measured at the grant date, based on the fair value of the award. The Company elected the modified prospective method as its transition method. Under the modified prospective method the compensation cost recognized by the Company beginning in 2006 includes (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based compensations granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company uses the straight-line attribution method to recognize stock-based compensation costs over the service period of the award.

S.	Impairment of Assets

Impairment of Fixed Assets and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Application of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) resulted in an impairment charge which was recorded during 2008, see Note 7B.

Impairment of Goodwill

Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed to as against the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

T.	Derivatives

The Company issues derivatives from time to time, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally the NIS in which its shares are also traded). The Company considers those instruments to be indexed only to its own stock and not dual indexed. After considering the various guidance available on this issue, the Company decided that pending the final consensus in EITF 07-5 it will continue to consider such instruments as indexed solely to its own shares.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Initial Adoption of New Standards

FAS 157-3

In October 2008, the FASB staff issued Staff Position (FSP) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.”The FSP amends Statement 157 by incorporating “an example to illustrate key considerations in determining the fair value of a financial asset” in an inactive market. The FSP is effective upon issuance and should be applied to prior periods for which financial statements have not been issued.

The FSP’s illustrative example and associated guidance clarifies various application issues raised by preparers of financial statements. With regard to the measurement principles of Statement 157, the FSP emphasizes the following:

—	Objective of Fair Value – The objective of a fair value measurement is to determine the price that would be received to sell an asset in an orderly transaction that is not a forced liquidation or distressed sale between market participants as of the measurement date. This objective does not change even when there is little, if any, market activity for an asset as of the measurement date.

—	Distressed Transactions – “Even in times of market dislocation, it is not appropriate to conclude that all market activity represents forced liquidations or distressed sales. However, it is also not appropriate to automatically conclude that any transaction price is determinative of fair value.” The evaluation of whether individual transactions are forced (that is, whether one of the parties is forced or otherwise compelled to transact) depends on the facts and circumstances and may require the use of significant judgment.

—	Relevance of Observable Data – Observable market data may require significant adjustment to meet the objective of fair value. “For example, in cases where the volume and level of trading activity in the asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, the observable inputs might not be relevant and could require significant adjustment.” If the adjustment is significant, the measurement would be considered Level 3.

—	The Company’s Assumptions and Nonperformance and Liquidity Risks – The use of the Company’s internal “assumptions about future cash flows and appropriately risk-adjusted discount rates” is acceptable when relevant observable market data does not exist. In addition, such assumptions or techniques must incorporate adjustments for nonperformance and liquidity risks that market participants would consider in valuing the asset.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Initial Adoption of New Standards (Cont.)

FAS 157-3(Cont.)

—	Third Party Pricing Quotes – Quotes and information obtained from brokers or pricing services “are not necessarily determinative if an active market does not exist for the financial asset” being measured. In addition, “an entity should place less reliance on quotes that do not reflect actual market transactions.”

The Company considered the guidance in this FSP in evaluating its Banks’ loans and certain of its debt securities that are traded in inactive markets.

V.	Recently Issued Accounting Standards

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS 133” (“SFAS 161”). SFAS 161 applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”(“SFAS 133”). The provisions of SFAS 161 require entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the additional disclosure requirements of SFAS 161.

FSP 142-3

In April 2008, the FASB issued FASB Staff Position 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”(“SFAS 142”). The objective of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), “Business Combinations”, and other U.S. generally accepted accounting principles. FSP 142-3 will be effective beginning in fiscal year 2010. The Company is currently evaluating the impact that FSP 142-3 will have, if at all, on its consolidated financial statements and disclosures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Recently Issued Accounting Standards (Cont.)

FSP APB 14-1

In May 2008, the FASB issued FASB Staff Position (FSP) APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“APB 14-1”). APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt borrowing rate. The guidance will result in companies recognizing higher interest expense in the statement of operations due to amortization of the discount that results from separating the liability and equity components. APB 14-1 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of APB 14-1 on its consolidated financial statements.

FSP EITF 03-6-1

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”(“FSP EITF 03-6-1”). FSP EITF 03-6-1 establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities as defined in Emerging Issues Task Force (“EITF”) Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128", and should be included in the computation of earnings per share pursuant to the two-class method as described in Statement of Financial Accounting Standards No. 128, “Earnings per Share”. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company is currently evaluating the impact that the adoption of FSP EITF 03-6-1 will have on its consolidated financial statements but believes that its effect will be immaterial due to immaterial use of instruments within the scope of the FSP.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Recently Issued Accounting Standards (Cont.)

EITF Issue No. 07-5

In June 2008, the FASB Emerging Items Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock”. The Consensus was reached on the following three issues:

1.	The way an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

2.	The way the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

3.	The way an issuer should account for market-based employee stock option valuation instruments.

This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

The consensus is effective for fiscal years (and interim periods) beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.

The Company is currently evaluating the effect of EITF 07-5 and has not yet determined the impact of the consensus on its financial position or results of operations.

W.	Reclassification

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2008 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 3	–	MERGER WITH JAZZ

Introduction

In connection with the merger of the Company with Jazz described in Note 1 in a stock for stock transaction, upon the closing of the merger with Jazz, each outstanding share of Jazz common stock was converted into 1.8 ordinary shares of the Company, each outstanding warrant, option and convertible debentures to acquire one Jazz common stock became exercisable for 1.8 ordinary shares of the Company. Effective September 19, 2008, Jazz’s common stock, warrants and units were no longer traded on the American Stock Exchange (AMEX).

In consideration for the shares, options and warrants of Jazz, the Company issued approximately 34,256,292 ordinary shares 5,381,213 options and 59,459,423 warrants with a total value of $46,744 (or $50,070 including transaction costs). The per share value, as well as the value of the options and warrants, was calculated based on the Company’s stock price prevailing around May 19, 2008, the date of signing the definitive agreement of the merger and announcing it, in accordance with provisions of EITF 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”. The merger was accounted for under the purchase method of accounting in accordance with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Under this method, Jazz was treated as the “acquired” company. The results of Jazz’s operations have been included in the consolidated financial statements for the period between September 19, 2008 and December 31, 2008 and its balance sheet was included as of December 31, 2008.

Estimated Fair Values of Jazz's Assets and Liabilities as of the Date of Merger

The following table summarizes the estimated fair values of Jazz’s assets and liabilities at the date of merger:

September 19, 2008

Current assets	$42,035
Long-term investments	17,100
Property, plant, and equipment	95,244
Intangible assets	59,500
Other assets	66
Goodwill	7,000

Total assets as of merger date	220,945

Current liabilities	39,635
Convertible debentures	108,600
Other long-term liabilities	22,640

Total liabilities as of merger date	170,875

Net assets as of merger date	$50,070

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 3	–	MERGER WITH JAZZ (Cont.)

Estimated Fair Values of Jazz's Assets and Liabilities as of the Date of Merger (Cont.)

Of the $59,500 of intangible assets, $1,300 were assigned to existing technology, $15,100 were assigned to patents and other core technology, $1,800 were assigned to in-process research and development, $2,600 were assigned to customer relations, $5,200 were assigned to trade name and $33,500 were assigned to real estate lease agreements; $7,000 represent goodwill. The fair values set forth above are based on a preliminary valuation of Jazz’s assets and liabilities performed by the Company in accordance with SFAS No. 141, “Business Combinations” (“SFAS No. 141”). Final valuation of Jazz’s assets and liabilities may vary significantly.

Pro-Forma Financial Information

The following unaudited pro-forma financial information assumes that the merger occurred on January 1, 2007. Such information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the merger had taken place on the date specified, nor are they indicative of the Company’s future operating results.

	Year ended December 31,
	2008	2007
	(Unaudited)

Revenues	$384,044	$438,502

Loss	(103,304)	(147,396)

Loss per share - basic and diluted	$(0.65)	$(0.96)

NOTE 4	–	OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2008	2007

Government agencies	$2,277	$4,685
Others	43	63

	$2,320	$4,748

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 5	–	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2008	2007

Raw materials	$12,662	$12,351
Work in process	13,229	14,964
Finished goods	12,838	491

	$38,729	$27,806

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $12,488 and $6,497 as of December 31, 2008 and 2007, respectively.

NOTE 6	–	LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2008	2007

Severance pay funds (see Note 15B)	$12,193	$13,848
Investment in HHNEC (see below)	17,100	--
Investment in limited partnership (see below)	206	950
Others	--	295

	$29,499	$15,093

Investment in Limited Partnership:

In December 2007, the Company together with CMT Medical Technologies Ltd., a leading provider of advanced digital X-ray imaging systems for medical diagnosis, established a limited partnership to develop and market X-ray detectors for medical applications. The Company owns 38% of the limited partnership and accounts for the investment in the limited partnership using the equity method.

Investment in HHNEC:

Jazz is holding an equity investment in HHNEC (Shanghai Hau Hong NEC Electronics Company, Ltd.). As of December 31, 2008, the investment represented a minority interest of approximately 10% in HHNEC, hence the investment in HHNEC was recorded at fair value as of the date of the merger and subsequently carried using the cost method of accounting for investments, as the Company does not have the ability to exercise significant influence, see Note 3.

As part of the acquisition of 10% interest in HHNEC, Jazz is obligated to pay additional amounts to former stockholders of Jazz Semiconductor if it will realize proceeds in excess of $10,000 from a liquidity event through February 16, 2010. In that event, Jazz will pay the former Jazz Semiconductor stockholders an amount equal to 50% of the proceeds over $10,000.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 7	–	PROPERTY AND EQUIPMENT, NET

A.	Composition:

	As of December 31,
	2008	2007

Cost:
Buildings (including facility infrastructure)	$262,332	$235,960
Machinery and equipment (*)	1,010,370	985,912

	1,272,702	1,221,872

Accumulated depreciation and amortization
Buildings (including facility infrastructure)	89,914	75,227
Machinery and equipment	733,091	644,358

	823,005	719,585

	$449,697	$502,287

(*)	Presented net of impairment charges as of December 31, 2008, see B below.

Supplemental disclosure relating to cost of property and equipment:

(1)	As of December 31, 2008 and 2007, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $267,922.

(2)	Depreciation expenses, in relation to Fab 2 property and equipment were $94,211, $113,393 and $123,422 in 2008, 2007 and 2006, respectively.

Depreciation expenses, in relation to Jazz property and equipment were $5,513 in the period between the merger date and December 31, 2008.

(3)	Had the Company calculated its depreciation for machinery and equipment using a useful life of a five year schedule (see Note 2G(1)), depreciation expenses for 2008 would have been $129,870 (as compared to $102,256 presented using a useful life of a seven year schedule).

B.	Fixed Assets Impairment

Due to the current worldwide economic downturn, the prevailing market conditions in the semiconductor industry, global decreased demand, downward price pressure and excess inventory (see also Note 1), the Company has determined during 2008 that the events and circumstances indicate that the carrying amount of its machinery and equipment may not be recoverable. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company tested the recoverability of its machinery and equipment based, among others, on its business plan and prevailing market conditions, and determined that the carrying amounts of its machinery and equipment may not be recoverable. The Company evaluated the fair value of its machinery and equipment and determined that the carrying amounts exceed the fair values by $120,538. The Company recorded a charge in that amount in a separate line in its 2008 statement of operations.

The fair values of the Machinery and Equipment were determined using expected cash flows discounted at discount rate commensurate with the risk involved in generating such cash flows.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 7	–	PROPERTY AND EQUIPMENT, NET (Cont.)

C.	Investment Grants

In January 1996, an investment program (“1996 program”) for expansion of Fab 1 in the aggregate amount (as amended in December 1999 and 2001) of $228,680, entitling the Company to investment grants, was approved by the Investment Center. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000. In May 2002, the Company submitted the final report in relation to the 1996 program. As of December 31, 2008, the report has not yet received final approval from the Investment Center.

See Note 16A(6) with respect to the Fab 2 program approved by the Investment Center in December 2000.

Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments – 1959 (“Investments Law”) and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of the Company’s assets, see Note 20A.

D.	For liens, see Notes 12D, 16A(6) and 16D(2).

NOTE 8	–	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	Useful Life	2008	2007

Real estate lease (*)	19	$32,988	$-
Technologies in relation to Fab2	4	23,799	33,836
Patents and other core technology rights (*)	9	14,625	-
Trade name (*)	9	5,037	-
Customers relationship (*)	15	2,551	-
Existing technology (*)	9	1,259	-
Others		775	875

		$81,034	$34,711

(*)	Intangible assets amounts in relation to Jazz are based on its fair value as of the merger date, see Note 3.

In process research and development in the amount of 1,800 was immediately written off and included in a separate line in the statement of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 9	–	OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2008	2007

Prepaid long-term land lease, net (see Note 16C)	$4,503	$4,622
Debentures issuance expenses, net (see Note 17)	2,781	3,418
Prepaid expenses - long-term	1,202	1,270
Deferred financing charges, net	316	1,734

	$8,802	$11,044

NOTE 10	–	ASSET-BASED REVOLVING CREDIT FACILITY

On September 19, 2008, Jazz entered into a Second Amended and Restated Loan and Security Agreement, as guarantor of its subsidiary Jazz Semiconductor, Inc., with Wachovia Capital Markets, LLC, as lead arranger, bookrunner and syndication agent, and Wachovia Capital Finance Corporation (Western), as administrative agent (“Wachovia”), and Jazz Semiconductor, Inc. and Newport Fab, LLC, as borrowers (the “Wachovia Loan Agreement”), with respect to a three-year secured asset-based revolving credit facility in the total amount of up to $55,000. On December 31, 2008, Wells Fargo acquired all of Wachovia Corporation and its businesses and obligations.

The borrowing availability varies according to the levels of the borrowers’ eligible accounts receivable, eligible equipment and other terms and conditions described in the Wachovia Loan Agreement. The maturity date of the facility is September 2011, unless terminated earlier. Loans under the facility bear interest at a rate equal to, at the borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate (as defined in the Wachovia Loan Agreement) plus a margin ranging from 2.0% to 2.5% per annum.

The Wachovia Loan Agreement contains customary covenants and other terms, including covenants based on Jazz’s EBITDA (as defined in the Wachovia Loan Agreement), as well as customary events of default. The facility is secured by the assets of Jazz and the borrowers. If any event of default occurs, Wachovia may declare that all borrowings under the facility are due immediately, foreclose on the collateral and increase the interest rate on any amounts outstanding. As of December 31, 2008, Jazz was in compliance of all the covenants under this facility.

As of December 31, 2008, Jazz had an outstanding balance of $27,000 in loans, of which $20,000 is classified as long-term debt. In addition, as of such date, there were approximately $2,000 outstanding under letters of credit, and the remaining available credit line was approximately $13,000.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11	–	OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2008	2007

Accrued compensation and benefits	$10,648	$6,138
Vacation accrual	4,652	3,574
Interest payable (primarily in relation to convertible
debentures)	5,726	742
Due to related parties	11,324	7,459
Other	2,852	196

	$35,202	$18,109

NOTE 12	–	LONG-TERM LOANS FROM BANKS

A.	Composition:

	As of December 31, 2008
	Effective interest rate (*)

In U.S. Dollar	5.30%	$120,000
In U.S. Dollar	4.00%	86,087

Total long-term debt from Banks-principal amount		206,087
Fair value adjustments		(3,098)

Total long-term debt from Banks		202,989

Jazz's long-term debt from Banks, see Note 10	4.00%	20,000

Total long-term debt from Banks		$222,989

	As of December 31, 2007
	Effective interest rate (*)

In U.S. Dollar	5.98%	$288,693
In U.S. Dollar	5.10%	80,000
In U.S. Dollar, see B below, "September
2007 Amendment"	7.88%	14,000

Total long-term debt from Banks- principal amount		382,693
Fair value adjustments		(3,379)

Total long-term debt from Banks		$379,314

(*)	The effective interest rate as of December 31, 2008 and 2007 of loans in the amount of $200,000 and $80,000, respectively, takes into account the terms of the hedging agreements described in Note 14A.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12	–	LONG-TERM LOANS FROM BANKS (Cont.)

B.	Facility Agreement

Introduction

In January 2001, the Company entered into a credit Facility Agreement with the Banks, which was revised several times, under which the Company borrowed an aggregate of $557,000 to fund the establishment and equipping of Fab 2 (“Facility Agreement”). The Facility Agreement has been most recently amended in September 2008, see below. As of December 31, 2008, the Company’s outstanding debt under this Facility Agreement is approximately $206,000, which carries interest at a rate of three-month USD LIBOR plus 2.5% per annum. For details, see below.

September 2006 Amendment

As part of the financing for the ramp-up plan, in September 2006, the Company closed a definitive amendment to the Facility Agreement. Pursuant to the amendment, among other things: (i) $158,000 of debt under the Facility Agreement was converted into equity equivalent capital notes of the Company, which notes are convertible into 51,973,684 of the Company’s ordinary shares, representing twice the average closing price per share during the ten days prior to signing the Memorandum of Understanding (“MOU”) that preceded the final amendment; these equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable; (ii) the interest rate applicable for the quarterly actual interest payment on the loans was decreased from three-month USD LIBOR plus 2.5% per annum to three-month USD LIBOR plus 1.1% per annum, effective from May 17, 2006 (the “Decreased Amount”). As compensation for the Decreased Amount and subject to adjustment, it was agreed that in January 2011, the Banks would be issued such number of shares (or equity equivalent capital notes or convertible debentures) that equals the Decreased Amount divided by the average closing price of the Company’s ordinary shares during the fourth quarter of 2010 (the “Fourth Quarter 2010 Price”). If during the second half of 2010, the closing price of Company’s ordinary shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of shares (or equity equivalent capital notes or convertible debentures) that equals half of the Decreased Amount divided by the Fourth Quarter 2010 Price. If during the period ending December 31, 2010, the Banks sell a portion of the equity equivalent capital notes or shares issuable upon the conversion of the equity equivalent capital notes described in (i) above, at a price per share in excess of $3.49, then the consideration payable for the interest rate reduction will be reduced proportionately. The amounts payable in securities of the Company may be payable in cash under certain circumstances; (iii) the repayment schedule of the outstanding loans, which following the conversion was approximately $369,000, was set to be in 12 equal quarterly installments between September 2009 and June 2012 (which payment schedule was further postponed according to the closing of the September 2008 definitive agreement with the Company’s Banks and TIC); (iv) the exercise periods of the warrants held by the Banks immediately prior to the signing of the September 2006 amendment, were extended such that they are exercisable until September 2011, see Note 17B(5)(a); and (v) the financial ratios and covenants that the Company is to satisfy were revised.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12	–	LONG-TERM LOANS FROM BANKS (Cont.)

B.	Facility Agreement (Cont.)

September 2007 Credit Line Agreements with the Banks and TIC and September 2007 Amendment

In September 2007, the Company signed and closed definitive agreements with the Banks and with TIC, providing for credit lines totaling up to $60,000, 25% of which was to be provided by each Bank and 50% by TIC, $28,000 of which had been borrowed during 2007 and the remainder during 2008. Each drawdown comprised of 25% from each bank and 50% from TIC. Loans under the credit lines carried an interest at an annual rate of three-month USD LIBOR plus 3% and were repayable 2 years from the date any loan was borrowed. The above described loans’ terms, including repayment schedule, outstanding amounts and other terms, were later revised to result in postponed schedule, lower amount outstanding and other terms, for details, see “September 2008 definitive agreement with the Banks and TIC” below. The Company paid the Banks and TIC customary fees. For details regarding 5,411,764 warrants granted to the Banks and TIC in connection with this agreement, see Note 17B(5). Further, in September 2007, the Company signed and closed a definitive amendment to the Facility Agreement mainly to reflect into it the Credit Line Agreements described above and to revise the financial ratios and covenants that the Company was to satisfy.

September 2008 Definitive Agreement with the Company’s Banks and TIC

In September 2008, the Company signed and closed definitive agreements with its Banks and TIC.

Pursuant to the agreements: (i) $200,000 of the Company’s debt to the Banks was converted at a conversion rate of $1.42 into equity equivalent capital notes of the Company, exercisable into the Company’s ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 (the date of the Company’s public announcement regarding its debt conversion negotiations with the Banks and TIC); (ii) the commencement date for the repayment of the remaining principal of the Banks’ loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in eight equal quarterly installments between September 2010 and June 2012; (iii) interest payments owed to the Banks and originally due September 2008 through June 2009 were added to the remaining principal of the Banks’ loans and will be paid according to the same schedule; (iv) the interest rate on the remaining principal of the Banks’ loans was set to be LIBOR plus 2.5% per annum; (v) the compensation for the Decreased Amount agreed to in the September 2006 amendment was revised pro-rata to the decreased loans; (vi) the Banks waived in full the Company’s compliance with financial covenants through the end of 2008; (vii) $50,000 of debt owed by the Company to TIC (consisting of $30,000 owed under a loan facility and $20,000 of the Company’s convertible debentures series B held by TIC) were converted at a conversion rate of $1.42 into equity equivalent capital notes exercisable into the Company’s ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008; and (viii) TIC invested $20,000 in the Company in exchange for equity equivalent capital notes of the Company exercisable into the Company’s ordinary shares at $0.71 per share, representing the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12	–	LONG-TERM LOANS FROM BANKS (Cont.)

B.	Facility Agreement (Cont.)

September 2008 Definitive Agreement with the Company's Banks and TIC (Cont.)

Furthermore, TIC committed to invest up to an additional $20,000 under certain conditions. In January 2009, such conditions were satisfied and TIC invested said amount. In consideration for such investment, TIC received an amount of equity equivalent capital notes of the Company, exercisable into ordinary shares of the Company, at a price of $0.26 per share. The above mentioned equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are akin to options with an exercise price of zero and are economically equivalent to the shares issuable upon exercise, and are therefore classified in permanent equity.

As part of the definitive agreements with the Banks and TIC, the Company issued in 2008 equity equivalent capital notes exercisable into approximately 204 million ordinary shares of the Company with total value of $115,071, calculated based on the price of the stock of the Company around September 25, 2008, the date of signing and closing of the definitive agreements. Such debt conversion resulted in a gain of $130,698 that was recorded in the Company’s statement of operations for 2008.

Accounting for the Loans under the Facility Agreement

Loans received under the Facility Agreement, as amended to date, are presented commencing January 1, 2007 at fair value, with changes in value reflected on the statement of operations, following an early adoption by the Company of FASB No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” and the Company’s election to apply the fair value option to the Facility Agreement.

The effect of the election of fair value option to the Facility Agreement as of January 1, 2007 was a gain of $65,207 which has been recorded as a cumulative-effect adjustment to retained loss (no tax effects have been recorded).

The carrying amount of the Facility Agreement prior and after the election was $432,430 and $367,223, respectively.

In 2006, prior to the fair value election, the loans under the amendment of September 2006 were treated as a troubled debt restructuring within the scope of FASB No. 15. The September 2008 amendment was accounted for by calculating the fair value of the remaining outstanding obligation to the Banks. The excess of the fair value of the obligation prior to the amendment over the fair value of the remaining obligation was considered settled (“the Settled Amount”). A gain on conversion of debt was recognized in the amount of the excess of the Settled Amount over the fair value of the equity equivalent capital notes issued. The fair value of the notes was calculated based on the price of the stock of the Company around September 25, 2008, the date of signing and closing of the definitive agreements with the Banks and TIC.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12	–	LONG-TERM LOANS FROM BANKS (Cont.)

B.	Facility Agreement (Cont.)

Accounting for the Loans under the Facility Agreement (Cont.)

As required by SFAS No. 159 the Company also adopted the provisions of FASB 157 Fair Value Measurements. The adoption of the Standard is effective January 1, 2007. According to the Standard, the Company can choose to carry at fair value eligible items as defined in the Standard from the date of early adoption and accordingly the Company decided to apply the fair value option to the Facility Agreement. For fair value measurement, see Note 14D.

C.	Repayment Schedule

The principal amount of the long-term debt as of December 31, 2008 is repayable as follows:

2010	$71,522
2011	103,043
2012	51,522

$226,087

D.	The Facility Agreement with the Banks restricts the Company’s ability to place liens on its assets (other than to the State of Israel in respect of investment grants – see Note 16A(6) and to SanDisk – see Note 16D(2)), without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial ratios and covenants. For further details concerning the Facility Agreement and its amendments, see Note 16A(5).

E.	For long term bank loans of Jazz see Note 10.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13	–	DEBENTURES

A.	Composition:

	As of December 31, 2008
	Interest rate		Carrying amount	Bifurcated embedded feature	Fair value	Total

2002 Convertible debentures series A (*)	4.7%		$8,330	$--	$--	$8,330
2005 Convertible debentures series B	5%		5,283	--	--	5,283
2006 Convertible debentures series C	--	(**)	46,738	--	--	46,738
2007 Non-convertible debentures series D	8%		29,614	--	--	29,614
2007 Convertible debentures series E, see Note 14	8%		--	--	16,825	16,825

			89,965	--	16,825	106,790
Jazz's Convertible debentures	8%		110,052	--	--	110,052
Less - current maturities			8,330	--	--	8,330

			$191,687	$--	$16,825	$208,512

(*)	In January 2009, the outstanding amount was fully paid and the debentures were redeemed in full.

(**)	See D below

	As of December 31, 2007
	Interest rate		Carrying amount	Bifurcated embedded feature	Fair value	Total

2002 Convertible debentures series A (*)	4.7%		$15,774	$--	$--	$15,774
2005 Convertible debentures series B	5%		9,547	--	--	9,547
2006 Convertible debentures series C	--	(**)	36,602	7,313	--	43,915
2007 Non-convertible debentures series D	8%		27,627	--	--	27,627
2007 Convertible debentures series E, see Note 14	8%		--	--	28,484	28,484

			89,550	7,313	28,484	125,347
Less - current maturities			7,887	--	--	7,887

			$81,663	$7,313	$28,484	$117,460

(*)	In January 2009, the outstanding amount was fully paid and the debentures were redeemed in full.

(**)	See D below

If on a payment date of the principal or interest on the debentures (series A-E) there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled. The debentures and interest thereon are unsecured and subordinated to the Company’s existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement – see Note 16A(5), to SanDisk – see Note 16D(2) and to the government of Israel – see Note 7C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13	–	DEBENTURES (Cont.)

B.	2002 Convertible Debentures Series A

In January 2002, the Company issued on the Tel-Aviv Stock Exchange, NIS 110,579,800 (approximately $24,300) principal amount of convertible debentures, linked to the Israeli Consumer Price Index (“CPI”). The debentures were issued at 96% of their par value, and bore annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003. The principal amount was payable in four equal installments in January of each year between 2006 and 2009. The debentures were convertible until December 31, 2008 into ordinary shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures. The outstanding principal amount of convertible debentures as of December 31, 2008, adjusted to the CPI was $8,449, and has been paid in January 2009, thereby redeeming the debentures in full.

C.	2005 Convertible Debentures Series B

The Company issued $48,169 principal amount of convertible debentures by way of a rights offering based on a prospectus which became effective on December 2005. The debentures are listed for trade on the Tel-Aviv Stock Exchange and on the NASDAQ Capital Market (“Series B”). The debentures accrue annual interest at the rate of 5% which will be payable, together with the principal of the debentures, in one installment in January 2012. As of December 31, 2008, the outstanding principal amount of those convertible debentures is $10,681 following conversions occurred. See also below.

The debentures are convertible into the Company’s ordinary shares at a conversion price of $1.10 per share. The conversion price was subject to downward adjustment under certain circumstances if the Company had sold securities in future financings at a price per share which was lower than the conversion price, provided that such financings closed, or agreements for such financings were signed, through December 2006. No such adjustment was or will be required and the downward adjustment mechanism has expired.

In analyzing whether the conversion feature requires bifurcation, the Company considered whether the conversion feature would be classified as a liability orwithin shareholders’ equity. To determine classification, the conversion feature must be analyzed under EITF 00-19. The first step of the EITF 00-19 analysis for these features is to determine whether the host contract is a conventional convertible instrument. Since the conversion feature in Series B contains a reset provision that adjusts the conversion rate, the Company determined that Series B cannot be considered a “conventional convertible instrument”.

Since Series B does not qualify as conventional convertible debt, paragraphs 12-32 of EITF 00-19 must be analyzed to determine whether the conversion feature should be accounted for as a liability or as equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13	–	DEBENTURES (Cont.)

C.	2005 Convertible Debentures Series B (Cont.)

The Company considered the provisions of Series B and determined that the number of shares issuable upon conversion of the convertible instrument is uncapped and thus requires bifurcation and treatment as derivative classified as liability. Such classification remains until the adjustment feature expires and shares issuable are fixed. The conversion feature was bifurcated using the with and without method prescribed in DIG Issue B6 and subsequently marked the conversion feature to fair value through profit and loss.

(i)	In December 2006 the downward adjustment to the conversion rate feature expired resulting in the change to the embedded derivative such that it no longer require bifurcation under SFAS 133 and the amount of the liability for the conversion option reclassified to stockholders’ equity was $28,377 in accordance with EITF 06-7 “Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in SFAS No. 133".

(ii)	The remaining balance of unamortized discount as of December 31, 2008 and 2007 was 5,398 (including the effect of September 2008 amendment described in Note 12B) and $19,567, respectively.

SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (collectively, the “Primary Wafer Partners”) and TIC have invested $27,811 in the framework of the rights offering.

As part of the September 2008 definitive agreement with the Company’s Banks and TIC, $20,000 in convertible debentures series B were converted into equity equivalent capital notes of the Company, see Note 12B.

Through December 31, 2008, $20,306 aggregate principal amount of debentures were converted into 18,460,368 ordinary shares of the Company. Following said conversion into ordinary shares and the conversion to equity equivalent capital notes as part of the September 2008 definitive agreement with the Company’s Banks and TIC, the outstanding principal amount of convertible debentures Series B as of December 31, 2008 is $10,681.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13	–	DEBENTURES (Cont.)

D.	2006 Convertible Debentures Series C

In 2006, the Company issued in a public offering NIS 164,430,000 principal amount of convertible debentures linked to the CPI, for gross proceeds of NIS 139,765,500 (approximately $31,219), and 391,500 options each exercisable for three months ending on September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the CPI. Such options were exercised fully to convertible debentures such that the total principal amount issued was NIS 203,580,000. The convertible debentures were convertible into the Company’s ordinary shares at a conversion rate of one ordinary share per NIS 8.40 principal amount of convertible debentures. The conversion price was subject to a reduction feature until June 2008, according to which the conversion rate of Series C was reduced in July 2008 from NIS 8.4 to NIS 4.31. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over principal value, linked to the CPI. Through December 31, 2008, NIS 1,774,255 aggregate principal amount of debentures were converted into 408,576 ordinary shares of the Company.

The outstanding principal amount of convertible debentures as of December 31, 2008 is $56,150.

As described in C above, Series C conversion rate contained a reduction feature that was considered a derivative that requires bifurcation and subsequent mark to market through earnings.

The embedded feature was measured at fair value using a valuation technique that utilizes the discounted cash flows of Black-Scholes and Monte Carlo simulation. The Monte Carlo simulation was used to incorporate the possible adjustment of the conversion rate in different scenarios. The key inputs included were interest rate, the spot price of the Company’s share and its volatility.

In June 2008 the conversion rate reduction feature expiration resulted in a change of the embedded derivative, such that it no longer required bifurcation under SFAS133 and the amount of the liability for the conversion option reclassified to stockholders’equity was $3,907 in accordance with EITF 06-7 “Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133".

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13	–	DEBENTURES (Cont.)

E.	2007 Non-Convertible Debentures Series D and Convertible Debentures Series E

In the second half of 2007, the Company consummated a private placement with Israeli institutions of long-term convertible and non-convertible debentures and warrants, by which the Company raised gross proceeds of approximately $40,000. In the funding, 342 units were sold, each comprised of: (i) long-term non-convertible-debentures, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59.7) and carrying an annual interest rate of 8 percent (“series D”); (ii) long-term convertible-debentures repayable in December 2012 with a 17.2 NIS conversion price, with a face amount of NIS 262,500 (approximately $62.7), carrying an annual interest of 8 percent(“series E”), and (iii) 5,800 warrants, each exercisable until 2011, for one Tower Ordinary Share at a price of $2.04. The debentures are linked to the CPI and were issued at 95.5% of par value. The conversion and exercise prices are subject to reduction in certain limited circumstances.

In September 2007, the Company expanded its series of long-term debentures and warrants, by selling 12,118 units, each comprised of long-term non-convertible debentures, with a face amount of NIS 2,500 (approximately $0.62), long-term convertible debentures, with a face amount of NIS 2,625 (approximately $0.65), and 58 warrants. The debentures were issued at 90% of par value and with the other same terms as the debentures and the warrants issued in the private placement. In this expansion, the Company raised gross proceeds of approximately $14,000.

The outstanding principal amount of series D and E as of December 31, 2008 was $32,632 and $36,095, respectively. The Company elected to carry series E at fair value in accordance with provisions of SFAS No. 155.

F.	Convertible Debentures Issued By Jazz

In 2006, Jazz completed private placements of convertible debentures. The convertible debentures bear interest at a rate of 8% per annum payable twice a year. The convertible debentures may be redeemed on or after December 31, 2009 at agreed upon redemption prices, plus accrued and unpaid interest. Otherwise, the convertible debentures mature on December 31, 2011. As a result of the merger, the holders of the convertible debentures have the option to convert the convertible debentures into the Company’s ordinary shares based on an implied conversion price of $4.07 per Company Ordinary Share.

As of December 31, 2008, $128,200 in principal amount of convertible debentures were outstanding.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14	–	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

A.	Interest Rate Derivatives

A derivative is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled.

SFAS 133 requires that all derivatives be recorded in the financial statements at their fair value at the date of the financial statements. The changes in the fair value of the derivatives are charged to the statement of operations unless designated as hedging item in a cash flows hedge at which time changes are classified in other comprehensive income, to the extent effective.

The Company, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans. The Company uses interest rate collar agreements, some of which with a knock-out and knock-in features to hedge its LIBOR-based variable long-term debt cash flow exposure. The knock-out feature was set above the cap level and the knock-in feature was set below the floor level. The derivatives, although used as economic hedges, are not treated as hedges for accounting purposes. The changes in fair value are recorded immediately in earnings.

As of December 31, 2008, the Company had outstanding agreements to economically hedge interest rate exposure on loans drawn down under the Facility Agreement, the aggregate amount of which was $200,000, out of which, $120,000 are to be settled commencing June 30, 2009, concurrent with the expected interest cash payments on the Banks loans following the September 2008 definitive agreement with the Company’s Banks and TIC. As of December 31, 2007, the Company had such outstanding agreements in the amount of $80,000. Total changes of fair value of all derivatives above resulted in $3,531 loss for the year ended December 31, 2008.

The Company does not hold or issue derivative financial instruments for non-hedging purposes.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14	–	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (Cont.)

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and government agencies receivables. The Company’s cash, cash equivalents are maintained with the two largest banks in Israel, and the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral insurance; however, in certain circumstances, the Company maintains a credit insurance policy or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers, see Note 18.

The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets. The Company believes that its exposure to credit risk is immaterial considering its overall position with the Banks that are the counterparty to the derivatives.

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding the Company’s long-term debentures and long-term Banks loans, do not materially differ from their respective carrying amounts as of December 31, 2008 and 2007. The fair values of the Company’s debentures, based on quoted market prices as of December 31, 2008, 2007 and 2006 were $34,664, $157,683 and $126,048, respectively.

Jazz’s assets and liabilities are presented based on an estimated fair value performed by the Company as of the merger date, see Note 3.

D.	Fair Value Measurements

The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Fair values were determined using the income approach using a present value technique, as follows:

—	For Loans – the cash flows used in that technique reflect the income stream expected to be used to satisfy the obligation over its economic life. The Company discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity.

—	For Embedded Derivatives - the Company utilized the Black Scholes Merton formula.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14	–	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (Cont.)

D.	Fair Value Measurements (Cont.)

—	For Over the Counter derivatives – the Company used the market approach using quotation from dealer markets.

—	For convertible debentures series E – until recently the market approach using quoted market prices was used. Due to recent downturn of the financial markets, including the inactive and depressed market conditions for these debentures in Israel, the Company believes that the market price does not provide evidence of fair value without adjustment. Hence, the market approach was adjusted to take into account other features that have not been captured by the market.

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2008	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Convertible debentures series E	$16,825	$--	$--	$16,825
Long-term debt	202,989	--	--	202,989
Derivatives	3,236	--	3,236	--

	$223,050	$--	$3,236	$219,814

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Convertible debentures series E	Derivatives

As of January 1, 2008 - at fair value	$365,563	$28,484	$7,313
Total losses (gains) recognized in earnings	2,670	(11,659)	(3,406)
Conversion of Bank loans under the Definitive
Agreements with the Banks and TIC, see Note 12B	(165,244)	--	--
Reclassification of previously bifurcated conversion
option to shareholders' equity	--	--	(3,907)

As of December 31, 2008 - at fair value	$202,989	$16,825	$--

Unrealized losses (gains)recognized in earnings from liabilities
held at period end	$6,301	$(11,659)	$(3,406)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14	–	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (Cont.)

D.	Fair Value Measurements (Cont.)

Non Recurring Fair Value Measurements Using the Indicated Inputs:

	September 19, 2008	Significant unobservable inputs (Level 3)

Long-lived assets held and used	$95,244	$95,244
Intangible assets	59,500	59,500
Goodwill	7,000	7,000
Long-term investments	17,100	17,100
Convertible Debentures	108,600	108,600

	$287,444	$287,444

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2007	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Trading securities - convertible
debentures series E	$28,484	$28,484	$--	$--
Long-term debt	365,563	--	--	365,563
Derivatives	7,018	--	(295)	7,313

	$401,065	$28,484	$(295)	$372,876

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Derivatives

As of January 1, 2007 - at fair value	$367,223	$11,513
Total gains unrealized in earnings	(1,660)	(4,200)

As of December 31, 2007 - at fair value	$365,563	$7,313

Unrealized gain in earnings from liabilities still held at period end	$(1,660)	$(4,200)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES

A.	Other long-term liabilities consist of the following:

	As of December 31,
	2008	2007

Accrued severance pay and other employee benefit plans, see B and C below	$26,752	$18,374
Long-term loans from TIC, see Note 12B "September 2007 Amendment",	--	14,000
Long-term liability to a Primary Wafer Partner net of current maturity, see Notes
16A(4) and 16D(2)	710	5,073
Deferred tax liability	11,749	--
Others (*)	6,748	2,933

	$45,959	$40,380

(*)	Includes $718 and $2,468 as of December 31, 2008 and December 31, 2007, respectively, of interest payable to related parties in regard to Series B, see also Note 13C.

B.	Employee Termination Benefits

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by the Company into recognized severance and pension funds and by insurance policies purchased by the Company, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and other long-term liabilities, respectively. Commencing January 1, 2005 the Company started implementing with regard to most of its employees, a labor agreement according to which, monthly deposits into recognized severance and pension funds or insurance policies release it from any additional severance obligation to its employees and therefore the Company incurs no liability or asset, since that date. Any net severance pay amount as of such date will be released thereafter on the employee’s termination date. Payments relating to Israeli employee termination benefits were approximately $4,018, $3,323 and $2,807 for 2008, 2007 and 2006, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans

The following information provided, recognizes the periodic expenses and changes in benefit obligations in the period between September 19, 2008 and December 31, 2008 due to the new bargaining agreement effective May 2, 2008 entered into by Jazz with its collective bargaining unit employees.

Postretirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for postretirement medical plan expense are as follows:

Year ended December 31, 2008

Net periodic benefit cost
Service cost	$46
Interest cost	126
Expected return on the plan's assets	--
Amortization of transition obligation/(asset)	--
Amortization of prior service costs	--
Amortization of net (gain) or loss	--

Total net periodic benefit cost	$172

Other changes in plan assets and benefits obligations
recognized in other comprehensive income
Prior service cost for the period	$--
Net (gain) or loss for the period	1,338
Amortization of transition obligation (asset)	--
Amortization of prior service costs	--
Amortization of net (gain) or loss	--

Total recognized in other comprehensive income	$1,338

Total recognized in net periodic benefit cost and
other comprehensive income	$1,510

Weighted average assumptions used:
Discount rate	7.00%
Expected return on plan assets	N/A
Rate of compensation increases	N/A

Assumed health care cost trend rates:
Health care cost trend rate assumed for current year	9.00%
Ultimate rate	5.00%
Year the ultimate rate is reached	2014
Measurement date	December 31, 2008

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans (Cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2008:

	Increase	Decrease

Effect on service cost and interest cost	$32	$(28)
Effect on postretirement benefit obligation	$1,293	$(1,177)

The components of the change in benefit obligation; change in plan assets and funded status for postretirement medical plan are as follows:

Year ended December 31, 2008

Change in benefit obligation:
Benefit obligation at beginning of period	$6,226
Service cost	46
Interest cost	126
Benefits paid	(48)
Change in plan provisions	--
Actuarial loss (*)	1,338

Benefit obligation end of period	$7,688

Change in plan assets:

Fair value of plan assets at beginning of period	$--
Actual return on plan assets	--
Employer contribution	48
Benefits paid	(48)
Fair value of plan assets at end of period	--

Funded status	$(7,688)

(*)	The actuarial loss for the period ended December 31, 2008 resulted primarily due to the decrease in discount rate from 7.00% to 6.10%.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans (Cont.)

As of
December 31, 2008

Amounts recognized in statement of financial position :
Non-current assets	$--
Current liabilities	(180)
Non-current liabilities	(7,508)

Net amount recognized	$(7,688)

Weighted average assumptions used:
Discount rate	6.10%
Rate of compensation increases	N/A

Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	9.00%
Ultimate rate	5.00%
Year the ultimate rate is reached	2015

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits ($)

2009	180
2010	251
2011	338
2012	416
2013	489
2014 - 2018	3,963

Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz makes quarterly contributions in accordance with the minimum actuarially determined amounts.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans (Cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for the pension plan are as follows:

Year ended December 31, 2008

Net periodic benefit cost
Service cost	$101
Interest cost	203
Expected return on plan assets	(189)
Amortization of transition obligation/(asset)	--
Amortization of prior service costs	--
Amortization of net (gain) or loss	--

Total net periodic benefit cost	$115

Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$--
Net (gain) or loss for the period	2,804
Amortization of transition obligation (asset)	--
Amortization of prior service costs	--
Amortization of net (gain) or loss	--

Total recognized in other comprehensive income	$2,804

Total recognized in net periodic benefit cost and other
comprehensive income	$2,919

Weighted average assumptions used:
Discount rate	7.00%
Expected return on plan assets	7.50%
Rate of compensation increases	N/A
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending:
Transition obligation (asset)	$--
Prior service cost	--
Net actuarial (gain) or loss	$192

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans (Cont.)

The components of the change in benefit obligation; change in plan assets and funded status for the postretirement medical plan are as follows (dollars in thousands):

Year ended December 31, 2008

Change in benefit obligation:
Benefit obligation at beginning of period	$9,961
Service cost	101
Interest cost	203
Benefits paid	(47)
Change in plan provisions	--
Actuarial loss (gain) (*)	883

Benefit obligation end of period	$11,101

Change in plan assets
Fair value of plan assets at beginning of period	$8,560
Actual return on plan assets	(1,732)
Employer contribution	214
Benefits paid	(47)

Fair value of plan assets at end of period	$6,995

Funded status	$(4,106)

Accumulated benefit obligation	$(11,101)

(*)	The actuarial loss for the period ended December 31, 2008 resulted primarily due to the poor asset performance (approximately 20% loss) and a decrease in the discount rate from 7.00% to 6.20%.

As of
December 31, 2008

Amounts recognized in statement of financial position
Non-current assets	$--
Current liabilities	--
Non-current liabilities	(4,106)

Net amount recognized	$(4,106)

Weighted average assumptions used
Discount rate	6.20%
Expected return on plan assets	7.50%
Rate of compensation increases	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15	–	OTHER LONG-TERM LIABILITIES (Cont.)

C.	Employee Benefit Plans (Cont.)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits

2009	$308
2010	359
2011	396
2012	455
2013	518
2014 - 2018	$3,525

Jazz has estimated the expected return on assets of the plan of 7.5% based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded if the Company’s estimates are not consistent with actual investment performance.

The pension plan weighted average asset allocations at December 31, 2008 by asset category are as follows:

Asset Category:	December 31, 2008	Target allocation 2009

Equity securities	65%	65 - 75%
Debt securities	35%	25 - 35%
Real estate	--%	--%
Other	--%	--%

Total	100%	100%

The primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 25-35% debt, or fixed income securities, and 65-75% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and necessary investment decisions are made by the Company in accordance with the policy goals.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)	Overview

In 2001, the Company’s Board of Directors approved the establishment of the Company’s second wafer fabrication facility in Israel (“Fab 2”). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on 200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company has entered into several related agreements and other arrangements and has completed several public and private financing transactions. The agreements and arrangements include those with technology partners, with SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and QuickLogic Corporation (collectively, the “Wafer Partners”), TIC, Banks, the Government of Israel through the Investment Center and others. The Company has also entered into agreements for the design and construction of Fab 2, for equipping Fab 2 and for the transfer to the Company of process technologies to produce wafers in Fab 2.

(2)	Wafer Partner Agreements

During the years 2000 and 2001, the Company entered into various shares purchase agreements (“Wafer Partner Agreements”) with Wafer Partners to partially finance the construction and equipping of Fab 2. Pursuant to the Wafer Partner Agreements, the Wafer Partners agreed to invest an aggregate of $250,000 to purchase ordinary shares of the Company. According to the Wafer Partner Agreements, the Company agreed, subject to certain conditions, to reserve for each Wafer Partner a certain portion, and collectively approximately 50%, of Fab 2 wafer manufacturing capacity for a period of 10 years ending January 2011.

Through December 31, 2004, the Wafer Partners invested under the Wafer Partner Agreements an aggregate of $246,823. Of such amount, $201,059, was credited as paid in capital and $45,764, was established as long-term customers’ advances which may be, subject to the terms and conditions stipulated in the Wafer Partner Agreements, as amended to date, utilized as credit against purchases to be made by the Wafer Partners, primarily through December 2010, or converted into paid-in-capital for a limited term. Through December 31, 2008, the Wafer Partners were issued an aggregate of 36,489,681 ordinary shares at an average price per share of $6.94, which was determined based on the average closing sale price of the Company’s ordinary shares for the 15-30 trading days prior to making any capital investment, see (4) below.

Due to the termination by one of the Wafer Partners of its semiconductor business, the Company believes that no future utilization of the wafer credits will be made by such Wafer Partner, hence a full write-down of its outstanding wafer credits in the amount of $9,747 was recorded during 2007.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

A.	Commitments and Contingencies Relating to Fab 2 (Cont.)

(2)	Wafer Partner Agreements (Cont.)

In addition, the Primary Wafer Partners invested in rights offering in 2002 and 2005 an aggregate amount of $19,089, see also Note 17F .

In August 2006, the Company signed an agreement with SanDisk, one of the Wafer Partners, to invest in the expansion of its 0.13 micron manufacturing capacity. For the agreement with SanDisk, as amended, see Note D(2) below.

For amendments to the Wafer Partner Agreements, see (4) below.

(3)	TIC Agreements

During the years 2001-2004, TIC invested $50,000 in the Company for the purchase of an aggregate of 6,749,669 ordinary shares of the Company at an average price per share of $7.41, which was determined based on the average closing sale price of the Company’s ordinary shares for the 15-30 trading days prior to making any investment. The investment of TIC was made in accordance with the share purchase agreement entered into in January 2001. For a description of an additional investments made by TIC in the aggregate amount of $29,152 in connection with the 2005 rights offerings, see Note 17F.

In 2006, in connection with the September 2006 amendment to the Facility Agreement, described in Note 12B, TIC invested $100,000 in the Company for equity equivalent capital notes convertible into 65,789,474 of the Company’s ordinary shares, at a price per share of $1.52 (which equals the average closing price during the 10 consecutive trading days prior to signing the MOU). Such equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable.

In 2007, in connection with the September 2007 Credit Line Agreements with the Banks and TIC, the Company received from TIC a credit line for loans of $30,000, see Note 12B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

A.	Commitments and Contingencies Relating to Fab 2 (Cont.)

(3)	TIC Agreements (Cont.)

As part of the September 2008 definitive agreements with the Company’s Banks and TIC (i) an amount of $50,000 of debt owned by the Company to TIC was converted into equity equivalent capital notes convertible into 35,211,268 of the Company’s ordinary shares, representing twice the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 and (ii) TIC invested $20,000 in the Company in exchange for equity equivalent capital notes of the Company convertible into 28,169,014 of the Company’s ordinary shares, representing the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008. In January 2009, following an additional investment by TIC of $20,000, the Company issued TIC equity equivalent capital notes convertible into 76,923,077 of the Company’s ordinary shares.

The equity equivalent capital notes are akin to options with an exercise price of zero and are economically equivalent to the shares issuable upon exercise, and are therefore classified in permanent equity.

(4)	Amendments to the Primary Wafer Partner Agreements

Pursuant to the Primary Wafer Partner Agreements, as amended to date, each of the Primary Wafer Partners had an option to convert, at the end of each calendar quarter commencing 2004, that portion of the long-term customers’ advances which it is entitled to utilize, based upon payments made by such Primary Wafer Partner and purchase orders received from the Wafer Partners through December 31, 2006, (subject to the below amendment with one of the Wafer Partners), into fully-paid ordinary shares of the Company. The number of shares was determined based on the average closing sale price of the Company’s ordinary shares for the 15 trading days preceding the end of the relevant quarter. Accordingly, through December 31, 2007, two of the Primary Wafer Partners had elected to convert an aggregate of $12,487 of long-term customer advances into 7,908,063 fully-paid ordinary shares of the Company, at an average share price of $1.58 per share. Any quarterly amount, which the Primary Wafer Partners did not so convert, was utilizable against purchases and was to be repaid on December 2007. The amounts bore interest, payable at the end of each quarter, at an annual rate equal to three-month USD LIBOR plus 2.5% through December 31, 2007, subject to the amendment described below with respect to one of the Wafer Partners.

In 2006, the Company and one of the Primary Wafer Partners, entered into an agreement to extend the date until which the credits could be utilized and would be subject to repayment if not so utilized to December 2009. Further, according to the agreement, with respect to certain orders placed until July 2006, and all orders placed thereafter through December 2009, such unutilized advances bear interest at an annual rate equal to three-month USD LIBOR plus 1.1%, payable at the end of each quarter, through December 2009.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

A.	Commitments and Contingencies Relating to Fab 2 (Cont.)

(5)	Facility Agreement

Compliance with Financial Ratios and Covenants

As of the balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the Facility Agreement, as amended to date, see also Note 12B regarding the Banks’ waiver of the Company’s compliance with financial covenants through the end of 2008 as part of the September 2008 definitive agreement with the Company’s Banks and TIC. According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company’s obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to approximately $206,000) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of the Company’s assets.

Liens

Under the Facility Agreement, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets. If, as a result of any default under the Facility Agreement, the Banks were to accelerate the Company’s obligations, the Company would be obligated to immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to approximately $206,000), plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of the liens against the Company’s assets.

Offeror by the Banks

If one or more certain bankruptcy related events occur, the Banks are entitled to bring a firm offer made by a potential investor to purchase the Company’s ordinary shares (“the Offer”) at a price provided in the Offer. In such case, the Company shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms. If the Offer is conditioned on the offeror purchasing a majority of the Company’s outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the Primary Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

For further details in regard to the Facility Agreement, see Note 12B. For interest rate derivatives agreements in connection with the loans under the facility agreement, see Note 14.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

A.	Commitments and Contingencies Relating to Fab 2 (Cont.)

(6)	Approved Enterprise Status

In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company’s plant. The approval certificate for the program provided for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of approximately $165,000 has been received from the Investment Center. Under the terms of the program, investments in respect of Fab 2 were to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction of Fab 2, market conditions and slower than planned ramp-up, the Company completed approximately 72% of the investments within the time frame stipulated in the approved enterprise program. In December 2007, the Company submitted the final report in relation to the program. The Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program since January 1, 2006.

In May 2008, the Company filed a petition with the Israeli High Court of Justice in which the Company asked the Court to order that its expansion plan (in connection with its Fab 2 Approved Enterprise Program) be brought before the relevant Israeli Governmental bodies for their respective approvals without delay. In July, the Court ordered that the proceeding be transferred to a three-judge panel. A hearing has been scheduled for October 2009. On August 11, 2008, the Investment Center rejected the Company’s expansion plan request. The Company has appealed this decision before the Israeli Minister of Finance and the Israeli Minister of Industry, Trade and Labor.

As of the approval date of the financial statements, the Company cannot estimate when, if at all, the Company will receive approval of its request for a new expansion program.

Any failure by the Company to meet the conditions of the 2000 approval certificate may result in the cancellation of all or a portion of the grants to be received and tax benefits and in the Investment Center requiring the Company to repay all or a portion of grants already received. Under Israeli law, the Company’s non-completion of investments in an amount of $1,250,000 by December 31, 2005 may permit the Investment Center to require the Company to repay all or a portion of grants already received. The Company believes that it is improbable that the Investment Center would demand the Company to repay all or a portion of grants already received, or deny investment grants receivable as of December 31, 2005, due to its non-completion of investments in the amount of $1,250,000 by December 31, 2005. See also Note 20A.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

A.	Commitments and Contingencies Relating to Fab 2 (Cont.)

(7)	Agreement with the ILA

In November 2000, the Company entered into a development agreement with the Israel Land Administration (“ILA”) with respect to a parcel of land on which Fab 2 was constructed. Following the completion of the construction of Fab 2 on the land, in June 2003, the Company entered into a long-term lease agreement with the ILA for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

B.	License Agreements

(1)	In June 2000, the Company entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license to certain of the other’s patents. The Company agreed to pay an annual license fee through July 2005. In July 2006, the Company extended its cross license agreement with the major technology company until December 2010. According to terms of the new agreement, each party acquired a non-exclusive license to certain of the other’s patents, and the Company agreed to pay an annual license fee through 2010.

(2)	In October 1997 the Company and Saifun Semiconductors Ltd (“Saifun”) entered into an agreement for certain exclusive semiconductor manufacturing rights on certain licensed technology. The agreement set certain limitations on Saifun regarding future licensing of such technology. Pursuant to certain provisions of the agreement, the Company and Saifun were obligated to pay each other royalties. The agreement was terminated in 2006, with the signing of a new agreement, according to which, among other things, Saifun extended the term of the license granted to the Company for certain licensed technology.

(3)	The Company and Jazz enter into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company and Jazz to these third parties.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

C.	Leases

(1)	The Company’s offices and engineering and manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha’emek, in the northern part of Israel. These premises are currently occupied under a long-term lease from the ILA, which expires in 2032. The Company has no obligation for lease payments related to this lease through the year 2032.

(2)	With respect to a long-term lease agreement of land on which Fab 2 was constructed, see A(7) above.

(3)	The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2008.

(4)	Jazz leases its fabrication facilities and headquarters from Conexant Systems, Inc. (“Conexant”) under non-cancelable operating leases through 2017. Jazz has the unilateral option to extend the terms of each of these leases for two consecutive five-year periods ending in 2027. Jazz’s rental payments under these leases consist solely of its pro rata share of the expenses incurred by Conexant in the ownership of these buildings and applicable adjustments for increases in the consumer price index. These expenses include property taxes, building insurance, depreciation and common area maintenance and are included in operating expenses in the accompanying consolidated statements of operations. Jazz is not permitted to sublease space that is subject to the leases with Conexant without Conexant’s prior approval. Jazz also leases office and warehouse facilities from third parties. In connection with acquisition of Jazz Semiconductor, Jazz and Conexant executed amendments to the leases. Under the lease amendments, Jazz’s headquarters may be relocated one time no earlier than 12 months from the completion of the acquisition of Jazz Semiconductor to another building within one mile of Jazz’s current location at Conexant’s option and expense subject to certain conditions. The amount allocated to facilities leases represents the fair value of acquired leases calculated as the difference between market rates for similar facilities in the same geographical area and the rent Jazz is estimated to pay over the life of the leases, discounted back over the life of the lease. The future minimum costs under these leases have been estimated based on costs incurred during 2008.

At December 31, 2008, future minimum payments under operating leases are primarily due to Conexant and these costs have been estimated based on the actual costs incurred during 2008 and when applicable have been adjusted for increases in the consumer price index.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

C.	Leases (Cont.)

Future minimum payments under non-cancelable operating leases are as follows:

	Payment Obligations by Year (dollars in thousands)
	2009	2010	2011	2012	2013	2014-2017	Total

Operating leases	$2,468	$2,300	$2,300	$2,300	$2,300	$7,353	$19,021

D.	Other Principal Agreements

The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company.

(1)	Siliconix

In 2004, the Company and Siliconix incorporated (“Siliconix”), a subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing in the Company’s Fab 1. During 2008, the parties amended the agreement to revise the terms of the purchase of trench wafers as well as transfer additional product platforms to Tower for the manufacturing of new products in Fab 1.

(2)	SanDisk Corporation

In 2006, the Company signed an agreement with SanDisk Corporation (“SanDisk”), one of its wafer partners, according to which, SanDisk is committed to purchase volume quantities of 0.13 micron wafers during 2007 and 2008 and will have a right of first refusal for a portion of the Company’s 0.13 micron capacity in 2009. The Company and SanDisk also signed a Loan Agreement under which the Company borrowed approximately $10,000 from SanDisk for the purpose of financing the purchase of a portion of the equipment needed for 0.13 micron production and SanDisk was granted a first ranking charge on the equipment purchased therewith. The loan bears interest on the amounts outstanding at three-month USD LIBOR plus 1.1%. In 2008, the parties amended the agreement mainly to revise the terms of the loan repayments schedule. Pursuant to the agreement, SanDisk has been granted a first ranking charge on the equipment purchased therewith.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

E.	Environmental Affairs

The Company’s operations are subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operations of the Company’s facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company was in compliance with the terms of the permits and licenses.

F.	International Trade Commission Action

During 2008, an International Trade Commission (“ITC”) action was filed by LSI/Agere Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent no. 5227335. Following the initial filing, LSI amended the ITC complaint requesting to add the Company, Jazz and three other corporations as additional respondents. Jazz, the Company and the other three corporations were added as additional respondents to the ITC action in October 2008. The Company and Jazz are assessing the merits of this action and cannot provide an estimate of any possible losses or predict the outcome thereof, which could have a material and adverse effect on the Company and Jazz’s business and financial position. The Company and Jazz intend to vigorously defend the litigation.

G.	The Company’s merger with Jazz was submitted for review by the Committee on Foreign Investment in the United States (“CFIUS”), a group of U.S. agencies that reviews foreign investments in U.S. companies for national security reasons. CFIUS has notified that it has completed its review, there are no unresolved national security concerns with respect to the Merger and no further action will be taken by CFIUS.

H.	In connection with Jazz’s aerospace and defense business, its facility security clearance and trusted foundry status, the Company and Jazz are working with the Defense Security Service of the United States Department of Defense (“DSS”) to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement (“SSA”). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to the Company. The provisions contained in the SSA may also limit the projected synergies and other benefits to be realized from the Merger. There is no assurance when, if at all, an SSA will be reached.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16	–	COMMITMENTS AND CONTINGENCIES (Cont.)

I.	Jazz’s Supply Agreement

Jazz has a guaranteed supply agreement for certain gases used in Jazz’s manufacturing process that expires in 2014. The agreement specifies minimum purchase commitments and contains a termination fee that is adjusted downward on each of the agreement’s anniversary dates. The initial minimum purchase commitment of approximately $1,000 annually is adjusted based on supplemental gas purchases, wage increases for the labor portion of the minimum purchase commitment and price increases for supplemental product. If Jazz were to terminate the supply agreement prior to 2014, the termination fee would be approximately $4,000.

J.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In the Company’s opinion, the Company has been in full compliance with the conditions through December 31, 2008. In regard to investment center grants, see A(6) above.

NOTE 17	–	SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2008 and 2007, the Company had 1.1 billion and 800 million authorized ordinary shares, respectively, par value NIS 1.00 each, of which 160,025,639 and 124,226,116, respectively, were issued and outstanding (net of 1,300,000 ordinary shares held by the Company as of such dates). As of the balance sheet date, there were 550,130,248 ordinary shares of the Company contingently issuable. This amount includes ordinary shares to be issued under various agreements according to their provisions: (i) TIC warrants, see B(5)(b) below; (ii) the exercise of outstanding warrants, see G,H,I and J below; (iii) options granted to employees of the Company and Jazz and non-employees, see B(1) below; (iv) the conversion of all outstanding convertible debentures, see Note 13; (v) the exercise of all equity equivalent capital notes, see Notes 12B and 16A(3) (vi) the exercise of all Banks warrants and (vii) the conversion of Jazz’s convertible debentures and the exercise of Jazz’s outstanding warrants into the Company’s ordinary shares, see Note 3. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each Ordinary Share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans

(1)	Employee, Former Chairman of the Board of Directors, ChiefExecutive Officer and Director Share Options (Cont.)

(a)	General

The Company has granted to its employees and Jazz’s employees options to purchase its ordinary shares under several option plans adopted by the Company since 1995. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals the market value of the ordinary shares immediately prior to the date of grant, vest over a two to four-year period according to various vesting schedules, and are not exercisable beyond ten years from the grant date.

(b)	Options to the Former Chairman of the Company’s Board of Directors

The former chairman served as the chairman of the Company’s Board of Directors until January 5, 2009. Pursuant to his appointment as chairman, in December 2006, the Audit Committee and Board of Directors of the Company approved granting him options to purchase 3,158,090 ordinary shares of the Company, which constituted 1% of the Company’s issued and outstanding share capital on a fully diluted basis as of December 2006, the date the Board of Directors approved the grant. The exercise price is $1.88, which was the closing price of the Company’s ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Shareholders of the Company. The options vest over 4 years, 25% on the 12 month anniversary of the shareholders approval date and 6.25% on each 3 month anniversary of the first vesting date until fully vested. The options grant to the former chairman of the Board of Directors was approved by the shareholders of the Company in January 2007. The compensation cost of the options granted was determined based on the fair value at the grant dates and amounted to $3,568. Such amount is expensed on an accelerated basis over the vesting periods of the options. Upon termination of the Company’s chairman, all unvested options immediately expire and all vested options are exercisable within a 24-month period following termination.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(1)	Employee, Former Chairman of the Board of Directors, ChiefExecutive Officer and Director Share Options (Cont.)

(c)	Options to the Company’s Chief Executive Officer andDirector

In April 2005, the Company’s Board of Directors approved the grant of options to purchase up to 1,325,724 ordinary shares to the Company’s Chief Executive Officer (“CEO”), who also serves as a director, which was further approved by the Company’s shareholders in October 2005. These options are exercisable at an exercise price of $1.56, which was the closing market price of the Company’s shares on the last trading day prior to the board approval of the grant. These options will vest over a four-year period, with 25% vesting over each year of employment. The options granted are exercisable for a period of ten years from the date of grant.

In May 2006, the Company’s Audit Committee and Board of Directors approved the grant of options to the CEO, in addition to the options granted to him in 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of the Company’s shares on a fully diluted basis during the two-year period from the approval of the Audit Committee. The exercise price of the initial grant of the additional options was $1.45, the 90-day average closing price of the Company’s shares prior to the Board of Directors’ approval. Dilutive events following May 2006 and until May 2008 also entitled him to additional options grants with an exercise price equal to the price per share of the newly issued securities. The additional options granted during the two-year period, will vest in equal amounts over 4 years of employment commencing from May 2006. The options are exercisable for a period of 10 years from the date of grant. The new grant of options and its terms were approved by the Company’s shareholders in September 2006.

As of the balance sheet date, a total of 14,861,813 options were outstanding to the CEO. The compensation cost of the total options granted to the CEO was determined based on the fair value at the grant dates and amounted to $11,702. Such amount is expensed on an accelerated basis over the vesting periods of the options.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(1)	Employee, Former Chairman of the Board of Directors, ChiefExecutive Officer and Director Share Options (Cont.)

(d)	Employee Options

In May 2006, the Company’s board of directors approved a plan to offer each of the Company’s employees the opportunity to exchange their existing options to purchase ordinary shares for new options with an exercise price of $1.45, which is the average closing price of the Company’s shares on the NASDAQ during the 90 consecutive trading days prior to the board of directors’ approval. Accordingly, 4,299,250 options were exchanged. The new options were granted based on terms similar to the existing employee option plan with new vesting periods, starting May 2006. The cost of the new options was determined based on the fair value at the grant dates in and amounted to $1,726. Such amount is amortized as an expense on an accelerated basis over the vesting periods of the new options. The Board of Directors further approved that if the total number of employee options, including the options to the CEO, during the two-year period from May 2006 will represent less than 8% of the Company’s shares on a fully diluted basis, additional options will be allocated for grants to the Company’s employees. As of the balance sheet date, approximately 1,332,000 options are available for future grant of options to employees.

(e)	Options Granted to Directors

During 2001, the Audit Committee, the Board of Directors of the Company and the shareholders of the Company approved a stock option plan pursuant to which certain of the Company’s directors will be granted options to purchase up to 400,000 ordinary shares of the Company (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the market price of the Company’s shares on the grant dates. In accordance with this option plan, 80,000 options were granted in 2007 to two directors who were appointed in 2007 at an average exercise price of $1.74, which equals the market price of the Company’s shares on the grant date. As of December 31, 2008, 120,000 options were outstanding under the plan with a weighted average exercise price of $1.58.

Options granted under the plan vest over a four-year period according to various vesting schedules, and generally may not be exercised beyond five years from the date they first become exercisable. So long as the Independent Directors Option Plan described below remains in effect, no new independent director, following January 2007, will be entitled to receive options under the 2001 director options plan.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(1)	Employee, Former Chairman of the Board of Directors, ChiefExecutive Officer and Director Share Options (Cont.)

(f)	Independent Directors Option Plan

In November 2006, the Company’s Board of Directors approved, following the approval by the Audit Committee, the grant to each independent director options to purchase ordinary shares (“Initial Options”) that shall equal 150,000 less the number of options to purchase ordinary shares held by such independent director as of January 31, 2007, the date the shareholders approved the grant (the “Initial Grant Date”) and which, as of the Initial Grant Date, have not vested. The Initial Options shall vest over 3 years, one third will vest on the 12 month anniversary of the Initial Grant Date, and thereafter, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price of the Initial Options was $1.88, which was the closing price of the Company’s ordinary shares on the NASDAQ on the trading day immediately prior to the Initial Grant Date. Each new independent director appointed after the Initial Grant Date shall be granted 150,000 options to purchase ordinary shares (“Subsequent Options”), which, shall vest over 3 years, one third on the 12 month anniversary of the date on which such independent director shall have served on the Board of Directors of the Company, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price per Subsequent Option shall be the closing price of the Company’s ordinary shares on the NASDAQ on the trading day immediately prior to the relevant date of appointment.

Upon each 36 month anniversary of a previous grant of options to an independent director (each a “Tenure Grant Date”), each such independent director shall be granted an additional 150,000 options to purchase ordinary shares (“Tenure Options”), which will vest over 3 years on a monthly basis until fully vested. The exercise price per Tenure Option shall be the closing price of the Company’s ordinary shares on the NASDAQ on the trading day immediately prior to the relevant Tenure Grant Date. Subject to certain conditions, the Initial Options, Subsequent Options and Tenure Options that have vested shall be exercisable by an Independent Director for a period of ten years following the date on which the Initial Options, Subsequent Options or Tenure Options, as the case may be, first vested. So long as this option plan remains in effect, no future grants will be made to independent directors under the plan described in -(e) above.

As of December 31, 2008 713,328 options were outstanding under the plan with a weighted average exercise price of $1.05.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(1)	Employee, Former Chairman of the Board of Directors, ChiefExecutive Officer and Director Share Options (Cont.)

(f)	Independent Directors Option Plan (Cont.)

The compensation cost of the total options granted to the directors and to independent directors under the plans described in (e) above was determined based on the fair value at the grant dates and amounted to $483. Such amount is expensed on an accelerated basis over the vesting periods of the options.

(2)	Summary of the Status of all the Company’s Employee and Director Share Options

A summary of the status of all employee and director share option plans as of December 31, 2008, 2007 and 2006, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see B(5) below):

	2008		2007		2006
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price

Outstanding as of beginning of
year	29,595,535	$1.79	23,514,042	$1.87	13,011,575	$4.19
Granted	10,847,825	1.23	9,127,384	1.88	17,414,268	1.52
Exercised	(5)	1.45	(176,231)	1.30	(7,250)	1.58
Terminated	(32,712)	6.83	(525,000)	7.07	(132,176)	10.95
Forfeited	(5,292,490)	1.77	(2,344,660)	1.81	(6,772,375)	5.23

Outstanding as of end of year	35,118,153	1.62	29,595,535	1.79	23,514,042	1.87

Options exercisable as of end of
year	15,585,571	$1.87	7,827,743	$2.15	2,849,132	$4.25

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(3)	Summary of Information about Employee Share Options Outstanding

The following table summarizes information about employee share options outstanding as of December 31, 2008:

Outstanding as of December 31, 2008				Exercisable as of December 31, 2008
Range of exercise Prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$ 0.32-$ 0.54	1,009,051	9.89	0.44	--	$0.00
0.61-0.69	1,300,120	9.46	0.62	211,363	0.61
0.84-0.95	770,497	9.46	0.87	390	0.95
1.06	2,929,200	9.15	1.06	--	0.00
1.16-1.40	1,423,834	7.29	1.36	796,104	1.35
1.45	7,245,318	7.33	1.45	3,652,662	1.45
1.46-1.59	8,887,721	7.14	1.54	5,133,442	1.54
1.6-1.78	2,522,020	8.07	1.73	795,647	1.73
1.8-1.83	1,627,228	8.24	1.81	808,384	1.81
1.88-1.98	4,639,977	7.77	1.88	2,207,320	1.88
2.02-2.28	1,898,464	7.31	2.13	1,277,426	2.15
$ 3.25-$ 25.00	864,723	5.54	$6.46	702,833	$6.99

	35,118,153			15,585,571

(4)	Weighted Average

Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2008, 2007 and 2006 to employees and directors amounted to $0.43, $0.87 and $0.81 per option, respectively. The Company utilized the Binomial lattice model since 2006 and the Black-Scholes option-pricing model in 2005. Jazz utilizes the Black-Scholes model. The Company and Jazz estimated the fair value, utilizing the following assumptions for the years 2008, 2007 and 2006 (all in weighted averages):

	2008	2007	2006

Risk-free interest rate	2.61%-4.27%	3.61%-6.09%	4.44%-4.81%
Expected life of options	10 years*	10 years	10 years
Expected annual volatility	51%-72%	55%-65%	65%-67%
Expected dividend yield	None	None	None

(*)	Expected life of options for options granted to Jazz employees was 6 years.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(5)	Non-Employee Warrants

(a)	Banks Warrants

As of December 31, 2008, 11,631,648 warrants to purchase ordinary shares of the Company, at terms described below, were outstanding and exercisable, at a weighted average exercise price of $1.77 per share. 9,161,060 of the warrants are exercisable until September 2011 and 2,470,588 exercisable through March 2010.

The cost of the 9,161,060 warrants issued to the Banks, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $10,886. Such amount was amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

In September 2007, as part of the Company’s credit line agreement with the Banks described in Note 12B, the Banks received an aggregate of 2,470,588 warrants to purchase ordinary shares of the Company at an exercise price of $2.04 per share. All the warrants are exercisable until March 2010. The cost of the warrants, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123R, amounted to a total of $608. Such amount was amortized as deferred financing charges over the term of the loans under the Facility Agreement.

In lieu of paying the exercise price in cash, the Banks are entitled to exercise their warrants on a “cashless” basis, i.e. by forfeiting part of the warrants in exchange for ordinary shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the aggregate exercise price.

(b)	Warrants Granted to TIC

The Company issued TIC warrants for the purchase of 58,906 of the Company’s ordinary shares. The exercise price for the warrants is $6.17 per share, the 15-day average closing price of the Company’s ordinary shares prior to the date the November 2003 amendment with the Banks was signed. The warrants were exercisable for a five-year period ending December 2008, none of which were exercised. The cost of the warrants award granted to TIC, determined based on the fair value at the grant date in accordance with SFAS 123, amounted to a total of $259. Such amount was allocated to other assets as deferred financing charges and was amortized a financing expense over the term of the loans under the Facility Agreement with the Banks.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

(5)	Non-Employee Warrants (Cont.)

(b)	Warrants Granted to TIC (Cont.)

In September 2007, as part of the Company’s credit line agreement with TIC described in Note 12B, TIC received an aggregate of 2,941,176 warrants to purchase ordinary shares of the Company at an exercise price of $2.04 per share. All the warrants are exercisable until March 2010. The cost of the warrants, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123R, amounted to a total of $723. Such amount was amortized as deferred financing charges over the term of the loans under the Facility Agreement.

C.	Equity-Equivalent Capital Notes

(1)	Banks’Equity-Equivalent Capital Notes

For information regarding the equity equivalent capital notes to the Banks, see Note 12B.

(2)	TIC’s Equity-Equivalent capital notes

For information regarding the equity equivalent capital notes to TIC, see Note 16A(3).

D.	Treasury Stock

During 1998, the Board of Directors of the Company authorized, subject to certain conditions, the purchase of up to 1,400,000 ordinary shares of the Company to facilitate the exercise of employee stock options under the Company’s share option plans. During 1999 and 1998, the Company funded the purchase by a trustee of 142,500 and 1,157,500, respectively, of the Company’s ordinary shares.

E.	Dividend Distributions

According to the Facility Agreement, as amended to date, the Company undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

F.	Rights Offering – December 2005

In December 2005, the Company filed in Israel and the U.S. a prospectus for the distribution of transferable rights to purchase up to $50,000 U.S. dollar denominated debentures Series B that are convertible into up to 45,454,545 of the Company’s ordinary shares. The rights were distributed to the shareholders of record of the Company on December 20, 2005 (the record date), and to certain employees who on the record date held options to purchase the Company’s ordinary shares under share options plans that entitle the options holders to participate in a rights offering. Each 138.98 ordinary shares and/or eligible employee options held on the record date entitled their holder to one right. The rights were exercisable until January 12, 2006. Each right entitled its holder to purchase, at a subscription price of $0.1, 100 U.S. dollar denominated convertible debentures.

In connection with the exercise of the rights, the Company raised $48,169 and issued convertible debentures under terms described in Note 13C.

As of the balance sheet date, following conversions made, $10,681 are outstanding out of the $48,169.

For investment by Primary Wafer Partners and TIC see also Note 13C.

For the conversion of the debentures Series B held by TIC into equity equivalent capital notes, as part of the September 2008 definitive agreements with the Company’s Banks and TIC see Note 12B.

G.	Public Offering In Israel – June 2006

In June 2006 the Company completed an underwritten public offering of the Company’s securities on the Tel-Aviv Stock Exchange resulting in immediate gross proceeds of approximately NIS 140,000,000 (approximately $31,000). The units sold consisted of (i) convertible debentures Series C in the face amount of NIS 163,800,000 (approximately $36,661), (ii) 390,000 options each exercisable for the three months ended September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, (iii) 10,920,000 warrants each exercisable for the three months ended September 27, 2006 for one Ordinary Share of the Company at a price of NIS 6.75 (approximately $0.00157, and (iv) 5,460,000 warrants Series 4 each exercisable for three years ending on June 28, 2009 for one Ordinary Share of the Company at a price of NIS 7.40 (approximately $0.00195). The convertible debentures are convertible into the Company’s ordinary shares at a conversion rate of one Ordinary Share per NIS 4.31 (approximately $0.00113) principal amount of convertible debentures, following the reduction in the conversion price which was effected in 2008, see Note 13D. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value, linked to the CPI.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

G.	Public Offering In Israel – June 2006 (Cont.)

Through September 2006, 391,500 options to purchase convertible debentures described in (ii) above were exercised and 350,000 short term warrants described in (iii) above were exercised into ordinary shares, totaling in proceeds of approximately $8,000.

The net proceeds received were allocated to each of the components in the units sold using the relative fair value method prescribed in APB Opinion No. 14. The Company determined the fair values of each component using the average quoted prices at the first 2 days of trading. The allocation to each component was as follow:

	Fair Values	Amount allocated

Total net proceeds received for the units issued as of
issuance date		$28,752

Proceeds allocated to convertibles debentures as of issuance
date based on relative fair value	$31,402	$26,735
Proceeds allocated to short term options to purchase
additional debentures	246	210
Proceeds allocated to long term warrants	1,513	1,287
Proceeds allocated to short term warrants	611	520

Total allocated	$33,772	$28,752

As described in Note 13D, the Company further bifurcated the conversion feature from the convertible debt using the method prescribed in DIG issue No. B16. That bifurcation was done, as a next step, after the determination of the allocated proceeds described above.

H.	Private Placement In Israel – November 2006

In the fourth quarter of 2006, the Company received and accepted orders from Israeli investors in private placements for 11,615,000 ordinary shares and 5,227,500 warrants (“Series 5 Warrants”). The price of the ordinary shares was equal to the closing price of the Company’s shares on the Tel-Aviv Stock Exchange prior to the relevant private placements and the warrants were issued for no consideration. Total immediate gross proceeds amounted to approximately $22,000. Each of the Series 5 Warrants is exercisable at any time during a period of four years ending in December 2010 at a price per share equal to a 25% premium to the market price of the Company’s shares at the date the prospectus is published. As of December 28, 2006, following the publication of the prospectus, the exercise price was finalized and determined to be NIS 9.48 linked to the CPI. Series 5 Warrants have been classified to equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

I.	Private Placement In the US – March 2007

In March 2007, the Company completed a private placement of its securities in which it sold ordinary shares and warrants for the purchase of ordinary shares, raising a total of approximately $29,000 in gross proceeds. In the private placement, the Company issued approximately 18.8 million shares and warrants exercisable into approximately 9.4 million shares at an exercise price of $2.04 (subject to possible adjustments under certain circumstances) exercisable until March 15, 2012 (“Series I Warrants”). The Company also issued short-term warrants at an exercise price of $1.70 (“Series II Warrants”), however all Series II Warrants were not exercised and fully expired as of December 31, 2007.

J.	Long-Term Debentures Issued in Israel – 2007

In the second half of 2007, the Company consummated a private placement with Israeli institutions of long-term convertible and non-convertible debentures and warrants, which was expanded in September 2007, by which the Company raised gross proceeds of approximately $54,000. In the funding, the Company sold units comprised of: (i) NIS 115,795,000 principal amount of long-term non-convertible-debentures, (approximately $27,224) (“series D”); (ii) NIS 121,584,750 principal amount of long-term convertible-debentures (approximately $28,585) with a 17.2 NIS conversion price (“series E”), and (iii) 2,686,444 warrants Series 6, each exercisable until 2011, for one Ordinary Share of the Company at a price of $2.04. The conversion and exercise prices are subject to reduction in certain limited circumstances.

K.	U.S Shelf Prospectus

In January 2008, the Company filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $40,000 of securities which the Company may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in February 2008. The Company has made no decisions as to when, if at all, it will actually raise funds under this registration statement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17	–	SHAREHOLDERS’ EQUITY (Cont.)

L.	Securities Issuance Pursuant to the Merger with Jazz

On September 19, 2008, pursuant to the terms of the merger signed on May 19, 2008, the Company acquired all of Jazz’s outstanding capital in a stock-for-stock transaction. See Note 3.

For accounting purposes, the purchase price for the acquisition of Jazz’s stock was reconciled against all consideration made to date as follows:

Stock consideration	$39,189
Other equity consideration	7,555

Total merger consideration	46,744
Transaction costs	3,326

Total revised purchase price	$50,070

Pursuant to the merger, Jazz’s outstanding stock options immediately prior to September 19, 2008, whether vested or unvested, were converted to options to purchase the Company’s ordinary shares on the same terms and conditions as were applicable to such options, with adjusted exercise prices and numbers of shares to reflect the exchange ratio of the common stock. This conversion was accounted for as a modification in accordance with SFAS No. 123(R) with the fair value of the outstanding options of $1,290 being included as part of the purchase price.

Pursuant to the merger, all outstanding warrants to purchase the shares of Jazz’s common stock that were outstanding immediately prior to September 19, 2008, became exercisable for the Company’s ordinary shares. The fair value of the outstanding warrants of $6,265 was included as part of the purchase price.

The Company’s transaction costs of $3,326 primarily consist of fees for financial advisors, attorneys, accountants and other advisors incurred in connection with the merger.

NOTE 18	–	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area – as percentage of total sales

	Year ended December 31,
	2008	2007	2006

United States	77%	75%	69%
Israel	5	7	7
Asia Pacific	11	10	16
Europe	7	8	8

Total	100%	100%	100%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 18	–	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

B.	Long-Lived Assets by Geographic Area – Substantially all of the Company’s long-lived assets are located in Israel and substantially all of Jazz’s long-lived assets are located in the United States.

C.	Major Customers – as percentage of total Customers

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2008 and December 31, 2007 consist of the following customers:

	As of December 31,
	2008	2007

Customer 1	19%	0%
Customer 2	14	8
Customer 3	7	17
Customer 4	3	22

D.	Major Customers – as percentage of total sales

	Year ended December 31,
	2008	2007	2006

Customer A	17%	13%	9%
Customer B	13	11	2
Customer C (*)	9	29	23
Customer D	5	7	10
Customer E (*) (**)	3	5	11
Other customers (***)	8	11	16

(*) Related party

(**) Including its affiliates

(***) Represents sales to one customer who accounted for 8% of sales during 2008; to two different customers each of whom accounted for between 5% and 6% of sales during 2007 and to three different customers each of whom accounted for between 5% and 6% of sales during 2006.

NOTE 19	–	FINANCING EXPENSES, NET

Financing expenses, net consist mainly of Banks’ loans interest (see Note 12), and interest and other financing expenses in connection with our debentures (see Note 13).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20	–	INCOME TAXES

A.	Approved Enterprise Status

Substantially all of the Company’s existing facilities and other capital investments through December 31, 2005 have been granted approved enterprise status, as provided by the Israeli Law for the Encouragement of Capital Investments — 1959 (“Investments Law”). See also Note 7C.

The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments program. Pursuant to the Investments Law and the approval certificates, the Company’s income attributable to its various approved enterprise investments is taxed at a rate of up to 25% through 2012. Taxable income attributable to the Fab 2 approved program shall be tax-exempt for the first two profitable years for tax purposes. The portion of the Company’s taxable income that is not attributable to approved enterprise investments is taxed at a rate of 27% in 2008 (“regular Company Tax”). The regular Company Tax rate is to be gradually reduced to 25% until 2010.

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In the Company’s opinion, the Company has been in compliance with the conditions through the approval date of the financial statements. See Notes 7C and 16A(6).

B.	Income Tax provision is as follows:

Year ended December 31, 2008

Current tax expense:
Federal	$2
State	17
Foreign	14

Total current	33

Deferred tax expense:
Federal	430
State	112

Total deferred	542

Income tax provision	$575

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20	–	INCOME TAXES (Cont.)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2008	2007

Deferred tax benefit - current
Employees benefits and compensation	$2,282	$797
Accruals, reserves and others	2,596	438

	4,878	1,235
Valuation allowance	(783)	(1,235)

Total current deferred tax benefit	$4,095	$--

Net deferred tax benefit - long-term
Deferred tax assets -
Net operating loss carryforwards	$210,907	$200,000
Employees benefits and compensation	5,757	905
Research and development	1,923	1,851

	218,587	202,756
Valuation allowance	(176,251)	(151,844)

	42,336	50,912
Deferred tax liability - depreciation and amortization	(26,527)	(50,912)
Intangible assets	(18,508)	--
Investment basis difference	(3,142)	--
Others	(5,908)	--

Total net long-term deferred tax benefit	$(11,749)	$--

Deferred tax assets in the amount of $4,095 is presented in Other Current Assets. Deferred tax liability in the amount of $11,749 is presented in other Long-Term Liabilities.

Jazz establishes a valuation allowance for deferred tax assets, when it is unable to conclude that it is more likely than not that such deferred tax assets will be realized. In making this determination Jazz evaluates both positive and negative evidence as well as potential tax planning strategies. At December 31, 2008 Jazz has not recorded a valuation allowance against its deferred tax assets. Jazz’s determination to not record a valuation allowance at December 31, 2008 is primarily based on the projected reversal of taxable temporary differences.

A valuation allowance of $177,034 at December 31, 2008 and $153,079 as of December 31, 2007 has been recorded to offset the related net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20	–	INCOME TAXES (Cont.)

D.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2008	2007	2006

Tax benefit computed at statutory rates	(28,780)	(38,917)	(52,057)
Reduced tax rate for approved enterprise	7,410	12,078	18,472
Tax benefits for which deferred taxes were not
recorded	23,955	22,540	27,645
State tax, net of federal benefit	76	--	--
In-process research and development	630	--	--
Permanent differences and other, net	(2,716)	4,299	5,940

Income tax provision	575	--	--

E.	Net Operating Loss Carryforward

As of December 31, 2008, the Company had net operating loss carryforwards for tax purposes of approximately $1 billion, which may be carried forward for an unlimited period of time.

At December 31, 2008, Jazz had federal and state net operating loss carry forwards of approximately $23,500. The federal and state tax loss carry forwards will begin to expire in 2021, unless previously utilized.

The future utilization of the Jazz’s net operating loss carry forwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon the acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, the date of the merger by the Company. Currently, the net operating loss limitation for the change in ownership which occurred in September 2008 is in the process of being determined and accordingly, the amount of Jazz’s net operating losses which may be available to offset future taxable income is not finalized. Jazz expects it will not be able to utilize a significant portion of its net operating loss carry forwards, potentially eliminating the vast majority of the entire future benefits of such net operating loss carryforwards, as such have adjusted its net operating loss carryforwards to reflect its current estimated utilization limited to $1,000. However, Jazz has currently not finalized its analysis of this matter. Once the final information is available, the purchase accounting impact on the deferred tax assets and liabilities will be recognized and disclosed.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20	–	INCOME TAXES (Cont.)

F.	Final Tax Assessments

The Company possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2004 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. With few exceptions, Jazz is no longer subject to U.S. federal income tax examinations for years before 2005; state and local income tax examinations before 2004; and foreign income tax examinations before 2004. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount. Jazz is not currently under Internal Revenue Service (“IRS”) tax examination. Jazz is not currently under examination by any other state, local or foreign jurisdictions.

The Company and its subsidiaries account for uncertain tax positions in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”) and recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

NOTE 21	–	RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2008	2007

Trade accounts receivable	Customers who are Primary Wafer Partners and a limited partnership	$2,379	$12,823

Long-term investment	Equity investment in a limited partnership	$206	$950

Current liabilities- Due to related parties	Mainly loans from Primary Wafer Partners	$11,324	$7,459

Debentures	Debenture Series B held by Primary Wafer Partners and TIC	$7,318	$24,500

Long-term customers' advances	Up-front payments for product from Primary Wafer Partner to be credited against future sales	$8,183	$9,922

Other long-term liabilities	Long term liability to a Primary Wafer Partner and Debenture B accrued interest related to Primary Wafer Partners.	$1,428	$21,541

Capital notes	Accumulated equity investment and debt conversion by TIC (See B below)	$139,014	$100,000

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 21	–	RELATED PARTIES BALANCES AND TRANSACTIONS (Cont.)

B.	Transactions

	Description of the transactions	As of December 31,
		2008	2007	2006

Revenues	Mainly from customers who are Primary Wafer Partners	$31,314	$78,870	$64,055

Financing expenses	Interest on loans received from Primary Wafer Partners and Series B held by Primary Wafer Partners and TIC	$1,543	$2,252	$1,632

General and Administrative expenses	Mainly directors fees and reimbursement to directors	$120	$289	$46

Customer's advance conversion into Equity - see Note 16A(4)	Customer's advance conversion into ordinary shares by Primary Wafers Partners	$--	$6,414	$7,621

Customer advance conversion into Long-term loans - see Note 16A(4)	Customer's advance conversion into ordinary shares by a Primary Wafer Partner	$1,738	$1,258	$2,823

Loans repayment	Loan repayment to a Primary Wafer Partner	$2,000	$2,974	$--

Long-term loan received	Loan received from TIC and a Primary Wafer Partner	$16,000	$14,000	$9,705

Capital Notes	Conversion of long-term loans and debenture Series B by TIC to equity equivalent capital notes	$50,000	$--	$--

Capital Notes	Investment of TIC in equity equivalent capital notes	$20,000	$--	$100,000

C.	For commitments, contingencies and other transaction relating to Fab 2 Wafer Partner and TIC agreements, see Note 16A.